Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and among

WESTROCK COFFEE COMPANY, LLC

COTT HOLDINGS INC.,

S. & D. COFFEE, INC.,

and, solely for purposes of Section 6.18,

COTT CORPORATION

Dated January 30, 2020

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(continued)

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(continued)

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(continued)

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Schedules

Schedule A-1	Illustrative Calculation of Cash and Cash Equivalents and Funded Indebtedness
Schedule A-2	Illustrative Calculation of Net Working Capital

Schedule 1.1(a)	Hedging arrangements to be excluded from Funded Indebtedness
Schedule 3.1(c)	Breaches, Defaults, Consents
Schedule 3.2(a)	Capitalization of the Company
Schedule 3.2(b)	Securities
Schedule 3.2(c)	Ownership in Other Entities
Schedule 3.3(b)	Exceptions to GAAP
Schedule 3.4	Developments
Schedule 3.5	Compliance with Laws
Schedule 3.6	Litigation
Schedule 3.7	Taxes
Schedule 3.8	Environmental Matters
Schedule 3.9	Employee Matters
Schedule 3.10	Employee Benefit Plans
Schedule 3.11(a)	Owned Intellectual Property
Schedule 3.11(b)	Licensed Intellectual Property
Schedule 3.11(c)	Confidentiality and Non-Disclosure Agreements
Schedule 3.11(d)	Infringement and Misappropriation of Intellectual Property
Schedule 3.11(e)	Company Information Systems
Schedule 3.11(f)	Unauthorized Access
Schedule 3.11(g)	Personal Data
Schedule 3.12	Contracts
Schedule 3.13	Insurance
Schedule 3.14(a)	Owned Real Property
Schedule 3.14(b)	Real Property Leases
Schedule 3.14(c)	Real Property Utilities
Schedule 3.14(d)	Improvements
Schedule 3.14(e)	Transfer Restrictions on Real Property
Schedule 3.15	Title to Assets; Sufficiency
Schedule 3.16	Intercompany Agreements
Schedule 3.17	Personal Property Leases
Schedule 3.18	Key Customers and Suppliers
Schedule 3.19	Product Liability and Recall
Schedule 3.20	Affiliate Transactions
Schedule 3.21	Brokers
Schedule 4.2	Ownership of Shares
Schedule 4.3	Litigation
Schedule 4.4	Brokers
Schedule 5.3	Governmental Authority Consents
Schedule 6.2	Conduct of Business
Schedule 6.6(a)	Indemnification of Directors and Officers

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(continued)

Page
Schedule 6.7	Termination of Intercompany Accounts and Agreements
Schedule 6.11(a)	Company Continuing Employee Severance Benefits
Schedule 6.19(b)	Cash and Derivative Management

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STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated January 30, 2020 (this “Agreement”), is by and among Westrock Coffee Company, LLC, a Delaware limited liability company (“Buyer”), Cott Holdings Inc., a Delaware corporation (“Seller”), S. & D. Coffee, Inc., a North Carolina corporation (the “Company”), and, solely for purposes of Section 6.18, Cott Corporation, a corporation formed under the laws of Canada (“Parent”).

WHEREAS, Seller owns, beneficially and of record, all of the issued and outstanding shares of capital stock of the Company (the “Shares”).

WHEREAS, at the Closing, Seller desires to sell, and Buyer desires to purchase, all of the Shares for the Purchase Price (as defined below), subject to the terms and conditions of this Agreement.

WHEREAS, Seller and Buyer have approved this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1	Certain Definitions.

As used in this Agreement, the following terms have the respective meanings set forth below.

“Accounting Firm” has the meaning set forth in Section 2.3(d)(ii).

“Accounting Principles Consistently Applied” means GAAP using the same accounting principles, methods, policies, practices and procedures, with consistent classification, inclusions, exclusions, valuation, and estimation methodologies, as were used in preparing the Financial Statements, with any exceptions to GAAP represented by such accounting principles, methods, policies, practices and procedures as set forth in Schedule 3.3(b).

“Acquisition Transaction” has the meaning set forth in Section 6.9.

“Actual Adjustment” means (x) the Purchase Price as set forth on the Final Statement of Purchase Price minus (y) the Estimated Purchase Price.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” means this Stock Purchase Agreement, as it may be amended, modified or supplemented in accordance with its terms.

“Annual Financial Statements” has the meaning set forth in Section 3.3(a).

“Anticorruption Laws” has the meaning set forth in Section 3.5(b).

“Benefit Plans” has the meaning set forth in Section 3.10(a).

“Books and Records” has the meaning set forth in Section 6.1(c).

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Benefit Plans” has the meaning set forth in Section 6.11(b).

“Buyer Indemnitee” has the meaning set forth in Section 9.2(a).

“Buyer Termination Fee” has the meaning set forth in Section 8.2(a).

“Cash and Cash Equivalents” means all cash and cash equivalents of any kind (including bank account balances, deposits in transit and any received and uncleared checks, wires or drafts) of the Company minus the aggregate amount of all “cut” but uncashed checks, bank overdrafts and pending electronic funds transfers of the Company; provided that “Cash and Cash Equivalents” shall not take into account any “current assets” to the extent included in the calculation of Net Working Capital. An illustrative calculation of “Cash and Cash Equivalents” as of December 31, 2019 is attached at Schedule A-1 hereto.

“Cash Equity” has the meaning set forth in Section 5.2(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Date Balance Sheet” has the meaning set forth in Section 2.3(d)(i).

“Closing Date Cash and Cash Equivalents” means Cash and Cash Equivalents as of the Reference Time as set forth in the Final Statement of Purchase Price.

“Closing Date Funded Indebtedness” means the Funded Indebtedness as of Reference Time as set forth in the Final Statement of Purchase Price.

“Closing Statement” has the meaning set forth in Section 2.3(d)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Tax Agreements” has the meaning set forth in Section 3.7(k).

“Commitment Letter” has the meaning set forth in Section 5.2(a).

“Company” has the meaning set forth in the Recitals.

“Company Continuing Employee” has the meaning set forth in Section 6.11(a).

“Company IP” has the meaning set forth in Section 3.11(a).

“Company Occurrence-Based Claim” has the meaning set forth in Section 6.15(b).

“Company Service Provider” has the meaning set forth in Section 3.9(a).

“Company Transitional Claim” has the meaning set forth in Section 6.15(a).

“Competing Business” means the business of sourcing, developing, producing, roasting, marketing and selling (a) coffee and tea, (b) coffee and tea extracts and concentrates, and (c) herbal extracts. For the avoidance of doubt, the sale of coffee products for use in offices and homes as the end-user by Parent’s North American Office Coffee Service business as conducted as of the date of this Agreement shall each be deemed not to be a Competing Business.

“Confidentiality Agreement” has the meaning set forth in Section 6.1(b).

“Contracts” means any binding written or oral contract, lease, license, commitment, loan or credit agreement, indenture or other agreement.

“Covered Person” has the meaning set forth in Section 6.13(a).

“Current Representation” has the meaning set forth in Section 10.16(a).

“D&O Tail Insurance Costs” has the meaning set forth in Section 6.6(b).

“Data Room” has the meaning set forth in Section 1.2(e).

“Debt Commitment Letter” has the meaning set forth in Section 5.2(a).

“Debt Financing” has the meaning set forth in Section 5.2(a).

“Definitive Agreements” has the meaning set forth in Section 6.12(a).

“Definitive Debt Financing Agreements” has the meaning set forth in Section 6.12(a).

“Drinker Biddle” has the meaning set forth in Section 10.16(a).

“DS Services” means DS Services of America, Inc., a wholly-owned subsidiary of Parent and an Affiliate of Seller.

“Electronic Delivery” has the meaning set forth in Section 10.9.

“Environmental Laws” means all applicable federal, state and local Laws, decrees, judgments or binding agreements issued, promulgated or entered into by or with any Governmental Authority, relating to the protection, preservation or restoration of the environment (including ambient air, surface water, groundwater, surface or subsurface land, plant and animal life or any other natural resource) or the protection of human health or safety as it relates to exposure to Hazardous Materials, including Laws relating to releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Environmental Permits” has the meaning set forth in Section 3.8(a)(ii).

“Equity Commitment Letter” has the meaning set forth in Section 5.2(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would, within the past six years, have been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d) of ERISA.

“Estimated Closing Date Balance Sheet” has the meaning set forth in Section 2.3(b).

“Estimated Closing Date Calculations” has the meaning set forth in Section 2.3(b).

“Estimated Closing Date Cash and Cash Equivalents” has the meaning set forth in Section 2.3(b).

“Estimated Closing Date Indebtedness” has the meaning set forth in Section 2.3(b).

“Estimated Closing Date Net Working Capital” has the meaning set forth in Section 2.3(b).

“Estimated Closing Statement” has the meaning set forth in Section 2.3(b).

“Estimated Purchase Price” has the meaning set forth in Section 2.3(b).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.3(b).

“Expenses” has the meaning set forth in Section 10.4.

“Final Statement of Purchase Price” has the meaning set forth in Section 2.3(d)(ii).

“Financial Statements” has the meaning set forth in Section 3.3(a).

“Financing” has the meaning set forth in Section 5.2(a).

“Financing Entities” means each equity, debt and other financing provider and each other Person (including each agent and arranger) that commits to provide or has otherwise entered into agreements with Buyer or any of its Subsidiaries to provide Financing to Buyer.

“Financing Parties” means the Financing Entities and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Buyer nor any Affiliate of Buyer shall be a Financing Party.

“Fraud” means actual fraud that is committed by making an intentionally or willfully deceptive misrepresentation of a material fact in making the representations and warranties set forth in this Agreement or in the certificate contemplated by Sections 7.2(c) and 7.3(c), as applicable, and upon which the party claiming fraud has reasonably relied to its detriment.

“Fundamental Representations” means the representations and warranties made by Seller set forth in (i) Sections 3.1(a) and (b) [Organization; Authority and Enforceability], (ii) Section 3.2 [Ownership; Capitalization; Subsidiaries], (iii) Section 3.4(b) [No Material Adverse Event], (iv) Section 3.21 [Brokers], (v) Section 4.1(a) and (b) [Organization; Authority], (vi) Section 4.2 [Ownership of the Shares] and Section 4.4 [Brokers].

“Funded Indebtedness” means, as of any date, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any prepayment premiums, breakage costs, fees and expenses (including reasonable and documented attorneys’ fees) associated with prepayment on such date or payable as a result of the consummation of the transactions contemplated hereby) arising under any obligations of the Company for (i) indebtedness for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any obligations under leases which in accordance with Accounting Principles Consistently Applied have been or would be or are required to be recorded as a capital lease, (iv) indebtedness evidenced by any performance bond, letter of credit, banker’s acceptances or note purchase facilities (in each case, to the extent drawn), (v) indebtedness secured by a purchase money mortgage or Lien, (vi) net payment obligations under any interest rate or currency swap or other hedging or derivative transaction (excluding the hedging arrangements described in Schedule 1.1(a)), in each case calculated as of such time as the net amount of payment that would be required to be paid by such Person to the counterparty bank(s) upon the unwinding or early termination of such transaction at such time, (vii) the Pre-Closing Tax Amount; (viii) any deferred purchase price for property or services, including any unpaid post-closing purchase price adjustment amount pursuant to the Asset Purchase and Sale Agreement by and between the Company, Prestige Technical Services, L.L.C. and Rita Koritz, dated as of October 16, 2019 (which amount may be negative in the case of an adjustment owed to the Company); (ix) guarantees and arrangements (including hypothecations) having the economic effect of a guarantee by such Person of any of the obligations described in clauses (i) through (ix) above of any other Person and (x) the additional items set forth on Schedule A-1 hereto. For the avoidance of doubt, Funded Indebtedness shall not include: (A) any obligations in respect of customer deposits; (B) any intercompany accounts payable or intercompany loans solely among the Company and Seller or any Affiliate of Seller of any kind or nature to the extent such amounts are fully settled or otherwise eliminated at Closing without any liability to Buyer and its Affiliates (including the Company); (C) any “current liability” to the extent included in the calculation of Net Working Capital; (D) any obligations that are classified and accounted for by the Company as insurance reserves; (E) any component of Transaction Expenses; and (F) any Funded Indebtedness that will remain the obligation of Seller or its Affiliates (other than the Company) following the Closing. An illustrative calculation of “Funded Indebtedness” as of December 31, 2019 is attached at Schedule A-1 hereto.

“GAAP” means generally accepted accounting principles in the United States.

“General Enforceability Exceptions” has the meaning set forth in Section 3.1(b).

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Hazardous Materials” means (A) all substances defined as “Hazardous Substances,” “Oils,” “Pollutants” or “Contaminants” in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any similar Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), (B) any petroleum or petroleum products or natural gas hydrocarbons (or any liquid or fraction thereof), radioactive materials, polychlorinated biphenyls, asbestos or asbestos-containing material or lead paint; and (C) any other hazardous or toxic material, substance or waste that is prohibited, limited or regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Fees” has the meaning set forth in Section 6.3(b).

“Indemnified Party” has the meaning set forth in Section 9.3(a).

“Indentures” means, collectively, the (i) Indenture, dated as of June 30, 2016, by and among Cott Finance Corporation, as issuer, BNY Trust Company of Canada, as Canadian trustee, The Bank of New York Mellon, as U.S. trustee, paying agent, registrar, transfer agent and authenticating agent, The Bank of New York Mellon, London Branch, as London paying agent, and the other parties party thereto, as amended, and (ii) Indenture, dated as of March 22, 2017, by and among Seller, as issuer, BNY Trust Company of Canada, as Canadian trustee, The Bank of New York Mellon, as U.S. trustee, paying agent, registrar, transfer agent and authenticating agent, and the other parties party thereto, as amended.

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction, whether registered or unregistered, including all rights pertaining to or deriving from: (i) patents and patent applications, reexaminations, reissues, and counterparts claiming priority therefrom (collectively, “Patents”); (ii) copyrights and any other works of authorship, any registrations of or applications to register the foregoing (collectively, “Copyrights”); (iii) computer software; (iv) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, any registrations of or applications to register the foregoing, and the goodwill associated therewith (collectively, “Trademarks”); (v) trade secrets and industrial secret rights, rights in confidential information and know-how; (vi) domain names, including in each case, where applicable, any and all renewals or extensions of the foregoing, (vii) applications for, registrations of, and divisions, continuations, continuations-in-part, reissuances, renewals, extensions, restorations and reversions of the items referred to in the foregoing clauses (i) through (vi), as applicable; and (viii) all other similar or equivalent intellectual property or proprietary rights anywhere in the world.

“Intercompany Agreements” has the meaning set forth in Section 3.16.

“Interim Financial Statements” has the meaning set forth in Section 3.3(a).

“IRS” means the Internal Revenue Service.

“Key Customers” has the meaning set forth in Section 3.18(a).

“Key Employees” means Jay Wells, Ron Hinson, Jack Robinson, Tracy Ging, Carlos Lopez, Brian Bradley, Kyle Newkirk, Robert McKinney, Tracie Hampton, Marni Poe and Shane Perkey.

“Key Customers” has the meaning set forth in Section 3.18(b).

“Knowledge” means, with respect to Seller, knowledge of the Key Employees, after reasonable inquiry.

“KPMG” has the meaning set forth in Section 2.3(d)(ii).

“Laws” means any statutes, laws, rules, regulations, codes, ordinances, orders, policies and guidelines of all Governmental Authorities.

“Leased Real Property” has the meaning set forth in Section 3.14(b).

“Liabilities” means any and all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.

“Litigation” has the meaning set forth in Section 3.6(a).

“Losses” has the meaning set forth in Section 9.2(a).

“Materials” means assets of the Company bearing the Seller Marks as of the Closing, including signage, advertising, promotional materials, packaging, inventory, electronic materials, collateral goods, business cards, website content, invoices, receipts, forms, product, training and service literature and materials and other materials.

“Material Adverse Effect” means any change, effect, event, occurrence or circumstance that, individually or in the aggregate, (A) is materially adverse to the financial condition, business, or results of operations of the Company or (B) prevents, materially impairs or materially delays the Seller’s or the Company’s ability to consummate the transactions contemplated hereby; provided, however, that any change, effect, event, occurrence or circumstance to the extent arising from: (i) conditions generally affecting the general national, international or regional economy or generally affecting the industry or industries in which the Company operates; (ii) national or international political or social conditions, including terrorism, acts of war, or the engagement by the United States in hostilities; (iii) changes after the date hereof in financial, banking or securities markets (including any disruption thereof and any decline in the price of any security (but not the underlying cause of any decline in the price of any securities of Seller or its Affiliates) or any market index); (iv) changes after the date hereof in GAAP or other accounting requirements; (v) changes after the date hereof in any applicable Laws; (vi) any action taken by Seller or the Company at the written request, or with the written consent, of Buyer or expressly required by this Agreement (provided that this clause (vi) shall not apply to the performance of or compliance with the covenants set forth in Section 6.2); (vii) the public announcement or pendency of the transactions contemplated by this Agreement; (viii) any failure, in and of itself, by the Company to meet any internal or disseminated projections, forecasts or revenue or earnings predictions for any period (but not the underlying cause of such failure); or (ix) any natural disaster or weather conditions, in each case shall not be taken into account in determining whether a “Material Adverse Effect” of the type described in clause (A) has occurred or would reasonably be expected to occur; provided further that any change, effect, event, occurrence or circumstance arising from clauses (i), (ii), (iii), (v) or (ix) may be taken into account in determining whether a “Material Adverse Effect” of the type described in clause (A) has occurred or would reasonably be expected to occur to the extent such change, effect, event, occurrence or circumstance has a disproportionate adverse effect on the Company as compared to other participants in the industry in which the Company operates.

“Material Contracts” has the meaning set forth in Section 3.12(a).

“Material Licenses” has the meaning set forth in Section 3.11(b).

“Net Working Capital” means all “current assets” less all “current liabilities” of the Company, in each case in accordance with the Accounting Principles Consistently Applied, subject to the adjustments set forth on Schedule A-2 hereto; provided that notwithstanding anything to the contrary contained herein, “Net Working Capital” shall exclude (i) Cash and Cash Equivalents, (ii) Funded Indebtedness, (iii) Transaction Expenses and (iv) any amounts in respect of (A) income Tax assets or liabilities or (B) deferred Tax assets and liabilities. An illustrative calculation of “Net Working Capital” as of December 31, 2019 is attached at Schedule A-2 hereto.

“Net Working Capital Adjustment” means (i) the amount by which Net Working Capital as of the Reference Time exceeds the Reference Amount or (ii) the amount by which Net Working Capital as of the Reference Time is less than the Reference Amount; provided that any amount which is calculated pursuant to clause (ii) above shall be deemed to be a negative number for the purposes of any adjustments to the Purchase Price as contemplated by Section 2.3.

“Occurrence Policies” has the meaning set forth in Section 6.15(a).

“Owned Real Property” has the meaning set forth in Section 3.14(a).

“Parent ABL Facility” means that certain Second Amended and Restated Credit Agreement, dated as of January 30, 2018, by and among Cott Corporation Cott, Aquaterra Corporation, Aimia Foods Limited, Cott Holdings Inc., DS Services and the Company, as borrowers, JPMorgan Chase Bank, N.A., London Branch, as UK security trustee, JPMorgan Chase Bank, N.A., as administrative agent and administrative collateral agent, and the lenders and other parties party thereto.

“Payoff Documents” has the meaning set forth in Section 6.12(f).

“Pension Plan” has the meaning set forth in Section 3.10(d).

“Permits” has the meaning set forth in Section 3.5(a).

“Permitted Liens” means (i) conditions, easements, covenants, restrictions, agreements, rights-of-way, encroachments, and other minor defects or irregularities or imperfections in title, if any, none of which materially impairs the operations of the Company, (ii) zoning, land use or similar ordinances, restrictions, by-laws and regulations of any Governmental Authority (including municipal by-laws and regulations, any airport zoning regulations, restrictive covenants and other land use limitations), none of which materially impairs the operations of the Company (iii) Liens for Taxes not yet due and payable or which are due but are not delinquent or which are being contested in good faith by appropriate proceedings and for which adequate accruals have been established in accordance with GAAP, (iv) statutory or contractual Liens of landlords or otherwise affecting the underlying freehold interest of any leased property, banks (and rights of set-off), of carriers, mechanics, repairmen, workmen and materialmen, and other Liens imposed by Law, in each case incurred in the ordinary course of business (x) for amounts not yet due or (y) for amounts that are overdue and that are being contested in good faith by appropriate proceedings and for which adequate accruals have been established in accordance with GAAP and are reflected in the calculation of Net Working Capital, (v) any interest or title of a lessor or sublessor under any lease of real estate permitted hereunder (and any Liens created by such lessor or sublessor on such party’s leasehold), none of which materially impairs the operations of the Company, and (vi) Liens incurred pursuant to equipment leases in the ordinary course of business.

“Person” means any natural person, corporation, partnership, limited partnership, limited liability company, joint venture, firm, association, trust, unincorporated organization, government, governmental agency or political subdivision, or any other entity, whether acting in an individual, fiduciary, or other capacity.

“Personal Data” means any and all information that can reasonably be used to identify an individual natural person, or that relates to an identified person, including name, physical address, telephone number, email address, financial account number, passwords or PINs, device identifier or unique identification number and government-issued identifier.

“Personal Property Leases” has the meaning set forth in Section 3.17.

“Pre-Closing Date Event” has the meaning set forth in Section 6.15(b).

“Pre-Closing Tax Amount” means an amount equal to the sum of (a) all unpaid separate-Company income Taxes of the Company that are or will be due and payable with respect to Pre-Closing Tax Periods, minus all overpayments of separate-Company income Taxes of the Company for such Pre-Closing Tax Periods determined in accordance with GAAP and applicable Tax Laws (provided that the amount determined pursuant to this clause (a) shall not be less than zero), (b) $452,000, and (c) any Transfer Taxes for which Seller is liable pursuant to Section 10.5(a).

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Proposed Closing Date Calculations” has the meaning set forth in Section 2.3(d)(i).

“Proposed Closing Date Cash and Cash Equivalents” has the meaning set forth in Section 2.3(d)(i).

“Proposed Closing Date Indebtedness” has the meaning set forth in Section 2.3(d)(i).

“Proposed Closing Date Net Working Capital” has the meaning set forth in Section 2.3(d)(i)

“Proposed Purchase Price Calculation” has the meaning set forth in Section 2.3(d)(i).

“Proposed Transaction Expenses” has the meaning set forth in Section 2.3(d)(i).

“Purchase Price” has the meaning set forth in Section 2.3(a).

“Purchase Price Dispute Notice” has the meaning set forth in Section 2.3(d)(ii).

“R&W Insurance Policy” has the meaning set forth in Section 6.8.

“Real Property” has the meaning set forth in Section 3.14(c).

“Real Property Leases” has the meaning set forth in Section 3.14(b).

“Recent Balance Sheet” has the meaning set forth in Section 3.3(a).

“Recent Balance Sheet Date” has the meaning set forth in Section 3.3(c).

“Reference Amount” means $47,167,000.

“Reference Time” means 12:01 a.m. (Eastern Time) on the Closing Date.

“Related Parties” has the meaning set forth in Section 6.10(a).

“Released Persons” has the meaning set forth in Section 6.10(a).

“Replacement Financing” has the meaning set forth in Section 6.12(c).

“Responsible Party” has the meaning set forth in Section 9.3(a).

“Schedules” means the disclosure schedules delivered by Seller to Buyer prior to execution of this Agreement.

“Seller” has the meaning set forth in the Preamble.

“Seller Group” means Seller and its Affiliates (other than the Company).

“Seller Indemnitee” has the meaning set forth in Section 9.2(b).

“Seller Insurance Policies” has the meaning set forth in Section 6.15(b).

“Seller Marks” means (i) “Cott” or “Cott Corporation”, (ii) the other corporate names of Parent, Seller or any of their respective Subsidiaries other than the Company existing as of the Closing and (iii) other marks owned by Seller or any of its Subsidiaries other than the Company that constitute the names of any products or services of Seller or any of its Subsidiaries other than the Company existing as of the Closing, in each case, whether or not registered, in any jurisdiction.

“Shares” has the meaning set forth in the Recitals.

“Solvent” has the meaning set forth in Section 5.8.

“Straddle Period” means any taxable period that begins before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, an entity as to which such Person (i) owns directly or indirectly 50% or more of such entity’s voting power or similar interest or (ii) is a general partner or managing member.

“Supply Agreement” shall mean a supply agreement for the sale of coffee and tea products by the Company to DS Services, to be entered into after the date of this Agreement on mutually agreeable terms pursuant to Section 6.17.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, severance, stamp, occupation, profits, real property, personal property, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, charge, fee, levy, duty or other assessment of any kind whatsoever, including any interest or applicable penalties with respect thereto or additions thereto.

“Tax Contest” has the meaning set forth in Section 10.5(f).

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed with any taxing authority in connection with the determination, assessment or collection of any Tax of any party or the administration of any Laws relating to any Tax (including any amendment thereof or supplement thereto).

“Termination Date” has the meaning set forth in Section 8.1(b).

“Third Party Claim” has the meaning set forth in Section 9.3(a).

“Transaction Document” means the Supply Agreement and any agreement, document or certificate executed and delivered with or required by this Agreement.

“Transaction Expenses” means the sum of (i) the amount of sale bonuses, change in control bonuses or payments, retention bonuses or other payments, compensation or benefits to any current or former stockholder, manager, director, officer or employee of the Company that become payable as a result of, or in connection with, the consummation of the transactions contemplated by this Agreement (excluding any severance or termination compensation or benefits payable to any employee of the Company who is terminated by or at the request of Buyer), including the employer portion of any associated payroll, social security or other similar Taxes related to any such payments, (ii) the D&O Tail Insurance Costs and (iii) the amount of any investment banking, broker, finder, accounting, attorney, consulting, advisory or other professional fees or expenses incurred by the Company on or prior to Closing in connection with the documentation, negotiation or consummation of the transactions contemplated by this Agreement or the other Transaction Documents (whether payable on, prior to or following the Closing).

“Transfer Taxes” has the meaning set forth in Section 10.5(c).

“Waiving Parties” has the meaning set forth in Section 10.16(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

1.2	Interpretation.

(a) Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section or paragraph hereof; (ii) the word “including” means “including, but not limited to”; (iii) masculine gender shall also include the feminine and neutral genders, and vice versa; and (iv) words importing the singular shall also include the plural, and vice versa.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) References in this Agreement to dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality. All references to currency, monetary values, “$” and dollars set forth herein shall mean United States dollars (USD) and all payments hereunder shall be made in United States dollars.

(e) To the extent that any documents or other materials were present in the online data room maintained by the Company or Seller for purposes of the transactions contemplated by this Agreement and were available to Buyer (the “Data Room”) at least one (1) Business Day prior to the execution of this Agreement, such documents or other materials shall be deemed “provided” and “made available” (and all similar phrases used herein that mean such) to Buyer for all purposes of this Agreement.

ARTICLE II

THE TRANSACTION

2.1	Purchase and Sale.

Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller will transfer, convey, sell and assign to Buyer, free and clear of all Liens (other than restrictions on transfer imposed by applicable securities Laws), and Buyer will purchase and acquire from Seller, the Shares.

2.2	Closing.

The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Drinker Biddle, One Logan Square, Philadelphia, Pennsylvania 19103, at 10:00 A.M. local time on the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions), or at such place and on such date and time as Buyer and Seller shall mutually agree in writing; provided that in no event will the Closing occur prior to February 28, 2020 without the prior written consent of Buyer. The date of the Closing is herein called the “Closing Date.” The Closing shall be held by the remote exchange of documents unless another method or place is agreed to in writing by Buyer and Seller. For accounting purposes, but not, for the avoidance of doubt, for U.S. federal (and applicable state and local) Tax purposes, the Closing shall be effective at 12:01 a.m. (Eastern Time) on the Closing Date.

2.3	Purchase Price, Calculation and Payment of Estimated Purchase Price.

(a) Purchase Price. “Purchase Price” for the Shares shall mean a dollar amount equal to (i) $405,000,000 plus (ii) the Net Working Capital Adjustment (which may be a negative number), minus (iii) the amount of Closing Date Funded Indebtedness, minus (v) the amount of any Transaction Expenses unpaid as of the Closing, plus (vi) the aggregate amount of Closing Date Cash and Cash Equivalents. The parties agree the calculation of the foregoing components of the Purchase Price in accordance with this Section 2.3 shall be performed in accordance with this Agreement and the Accounting Principles Consistently Applied, and without the introduction of new or different accounting principles, methods, policies, practices, procedures, classifications, inclusions, exclusions, valuation or estimation methodologies.

(b) Estimated Purchase Price. No later than four (4) Business Days prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer (1) a written statement (the “Estimated Closing Statement”) setting forth (A) an estimate of the Net Working Capital (the “Estimated Closing Date Net Working Capital”), (B) an estimate of the Closing Date Funded Indebtedness (the “Estimated Closing Date Indebtedness”), (C) an estimate of the Closing Date Cash and Cash Equivalents (the “Estimated Closing Date Cash and Cash Equivalents”), (D) an estimate of the Transaction Expenses that will be unpaid as of the Closing (the “Estimated Transaction Expenses”) and (E) an estimate of the resulting Purchase Price (the “Estimated Purchase Price”) based on the Estimated Closing Date Cash and Cash Equivalents, Estimated Closing Date Net Working Capital, the Estimated Closing Date Indebtedness, the Estimated Transaction Expenses, (2) the estimated balance sheet of the Company as of the Reference Time (the “Estimated Closing Date Balance Sheet”) and (3) reasonable detail, include supporting schedules and analyses as appropriate, with respect to each of the components described in the foregoing clauses (1) and (2). The Estimated Closing Date Net Working Capital, Estimated Closing Date Indebtedness, the Estimated Closing Date Cash and Cash Equivalents, the Estimated Transaction Expenses and the Estimated Purchase Price shall collectively be referred to herein from time to time as the “Estimated Closing Date Calculations.” The Estimated Closing Date Calculations shall be calculated in good faith in accordance with the Accounting Principles Consistently Applied and this Agreement, including Schedule A-1 and A-2. Buyer may make inquiries of Seller regarding the Estimated Closing Statement, and Seller shall (and Seller shall cause the Company, and direct the Company’s accountants, to) use its reasonable best efforts to cooperate with and respond to such inquiries. Seller shall consider in good faith any potential adjustments to the Estimated Closing Statement raised by Buyer prior to the Closing and make any corresponding changes to the Estimated Closing Statement that Seller reasonably deems appropriate based on Buyer’s proposed adjustments (in which case, such report reflecting such changes shall constitute the Estimated Closing Statement); provided that the obligations of Seller to consider in good faith any proposed adjustments shall in no event require that the anticipated Closing Date be postponed or otherwise delayed.

(c) Payment of Estimated Purchase Price; Closing Date Payments. In consideration for the Shares, at the Closing, Buyer shall pay the following amounts:

(i) an amount of cash equal to the portion of the Estimated Closing Date Indebtedness in respect of the Funded Indebtedness set forth on Schedule 2.3(c)(ii) (which schedule may be updated prior to Closing by the mutual agreement of Buyer and Seller) shall be paid to the holders of such Closing Date Funded Indebtedness on behalf of the Company by wire transfer of immediately available funds to such account or accounts as directed in the applicable payoff letter delivered to Buyer no later than two Business Days prior to the Closing Date;

(ii) any Transaction Expenses unpaid as of the Closing shall be paid to each of the payees thereof on behalf of the Company orSeller, as applicable, in accordance with instructions provided by Seller to Buyer at least two (2) Business Days prior to the Closing Date (and, for the avoidance of doubt, Buyer may rely upon the accuracy and correctness of such instructions to make the payments in accordance therewith, and in no event will Buyer have any Liability to any Person on account of payments made in accordance with such instructions); and

(iii) the remaining portion (after giving effect to the payments contemplated by Sections 2.3(c)(i) and (ii)) of the Estimated Purchase Price shall be paid to Seller by wire transfer of immediately available funds to an account or accounts specified by Seller in writing to Buyer no later than two Business Days prior to the Closing Date.

(d) Preparation of the Final Statement of Purchase Price.

(i) As soon as practicable, but no later than 60 days after the Closing Date, Buyer shall prepare and deliver to Seller (1) a written statement (the “Closing Statement”) setting forth (A) a proposed calculation of the Net Working Capital (the “Proposed Closing Date Net Working Capital”), (B) a proposed calculation of the Closing Date Funded Indebtedness (the “Proposed Closing Date Indebtedness”), (C) a proposed calculation of the Closing Date Cash and Cash Equivalents (the “Proposed Closing Date Cash and Cash Equivalents”), (D) a proposed calculation of the Transaction Expenses unpaid as of the Closing (the “Proposed Transaction Expenses”) and (E) a proposed calculation of the resulting Purchase Price (the “Proposed Purchase Price Calculation”) based on the Proposed Closing Date Net Working Capital, the Proposed Closing Date Indebtedness, the Proposed Closing Date Cash and Cash Equivalents, the Proposed Transaction Expenses and the other components of the Purchase Price as set forth in the Estimated Purchase Price, (2) the consolidated balance sheet of the Company as of 12:01 a.m. (Eastern Time) on the Closing Date (the “Closing Date Balance Sheet”) and (3) reasonable detail, include supporting schedules and analyses as appropriate, with respect to each of the components described in the foregoing clauses (1) and (2). The Proposed Closing Date Net Working Capital, Proposed Closing Date Indebtedness, the Proposed Closing Date Cash and Cash Equivalents, the Proposed Transaction Expenses and the Proposed Purchase Price Calculation shall collectively be referred to herein from time to time as the “Proposed Closing Date Calculations.” The Proposed Closing Date Calculations shall be calculated in good faith in accordance with the Accounting Principles Consistently Applied and this Agreement, including Schedule A-1 and A-2.

(ii) Following Seller’s receipt of the Closing Statement through the final determination of the Purchase Price (including any dispute period described below), Seller and its representatives shall, at Seller’s expense, be permitted reasonable access to review the working papers of Buyer, the Company and their independent accountant relating to the Proposed Closing Date Calculations (subject to the execution of any customary work paper access letters required by any of the representatives of Buyer). Seller may dispute the Proposed Closing Date Calculations by delivering a written notice of dispute (a “Purchase Price Dispute Notice”) to Buyer within 30 days of receiving the Closing Statement, which Purchase Price Dispute Notice shall set forth the basis for the dispute and those items or amounts as to which Seller disagrees, and any item or amount not so specifically disputed shall be deemed accepted as set forth in the Closing Statement. If Seller does note deliver a Purchase Price Dispute Notice to Buyer within 30 days of receiving the Closing Statement, the Closing Statement shall be final, conclusive and binding on the parties for all purposes. Buyer and Seller will use commercially reasonable efforts to resolve any such dispute during the 30-day period commencing on the date Buyer receives the Purchase Price Dispute Notice from Seller. If such disputed matters are resolved within such 30-day period, then the Proposed Closing Date Calculations, with such changes as may have been previously agreed in writing by Seller and Buyer, shall be deemed final, conclusive and binding on the parties for all purposes. If Seller and Buyer do not obtain a final resolution within such 30-day period, then the items in dispute shall be submitted promptly to KPMG LLP (“KPMG”) or, if KPMG declines to serve, another independent accounting firm of national standing mutually agreed to by Buyer and Seller (the “Accounting Firm”), subject to that firm’s confirmation that it is independent of both Seller and Buyer. The Accounting Firm shall be instructed to render a determination, acting as an accounting expert and not an arbitrator, of the applicable dispute and the resulting final Purchase Price within 30 days after engagement of the Accounting Firm with respect to the dispute, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive, binding and non-appealable upon Buyer and Seller (absent manifest arithmetic error or failure to comply with instructions required to be issued under this Section 2.3) and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(1) The Accounting Firm shall determine, based solely on written submissions by Buyer and Seller and their respective representatives, and not by independent review, only those items disputed in the Purchase Price Dispute Notice that have not been agreed upon in writing by the parties and may not resolve any disputed matter of Law or fact, except to correct plain error. There will be no ex parte communications between Seller or Buyer and the Accounting Firm, other than written answers by Seller or Buyer to written questions of the Accounting Firm (copies of which shall be provided simultaneously to Buyer or Seller, as applicable), but each of Seller and Buyer shall have the right to reply in writing to the written presentation of the other within ten days after its receipt of the other’s written presentation. In resolving any disputed item, the Accounting Firm shall be bound by the Accounting Principles Consistently Applied, the applicable definitions set forth in this Agreement and the other requirements of this Section 2.3 and shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party.

(2) If Buyer does not deliver the Proposed Closing Date Calculations within the time period required by Section 2.3(d)(i), at Seller’s option it may accept the Estimated Purchase Price as the Final Statement of Purchase Price or it may submit in writing to Buyer its own Proposed Closing Date Calculations within 30 days of the expiration of the deadline for Buyer’s delivery of the Proposed Closing Date Calculations (whereupon Buyer and Seller shall follow the requirements of this Section 2.3(d)(ii), with Buyer having a 30-day period following Seller’s delivery of the Proposed Closing Date Calculations to deliver a Purchase Price Dispute Notice).

(3) The “Final Statement of Purchase Price” shall mean (A) if a Purchase Price Dispute Notice is not delivered by Seller within the time period required by this Section 2.3(d)(ii), the amount of the Proposed Purchase Price Calculation, (B) at Seller’s option, the Estimated Purchase Price, if Buyer does not deliver the Proposed Purchase Price Calculation, (C) the amount agreed as the final Purchase Price at any time in writing by Buyer and Seller or (D) the final Purchase Price as set forth in the written determination of the Accounting Firm made in accordance with the provisions of this Section 2.3(d)(ii).

(iii) In the event Seller and Buyer submit any unresolved objections to the Accounting Firm for resolution as provided in Section 2.3(d)(ii) above, the fees, costs and expenses of the Accounting Firm (A) shall be paid by Buyer in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by Seller (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such items so submitted and (B) shall be paid by Seller in the proportion that the aggregate dollar amount of such disputed items so submitted that are unsuccessfully disputed by Seller (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of such items so submitted.

(e) Adjustment to Estimated Purchase Price.

(i) If the Actual Adjustment is a positive amount, then within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(d), Buyer shall pay to Seller an amount equal to the Actual Adjustment, by wire transfer or delivery of other immediately available funds.

(ii) If the Actual Adjustment is a negative amount, then within three Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(d) above, Seller shall pay to Buyer an amount equal to the Actual Adjustment, by wire transfer or delivery of other immediately available funds.

2.4 Withholding. Buyer, Seller, and the Company shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of Tax Law; provided that, if a party becomes aware that any deduction or withholding applies to amounts otherwise payable to any Person pursuant to this Agreement, such party shall (a) provide such Person with reasonably prompt notice upon having become so aware, and (b) provide such Person with copies of any receipts or other official documentation received from the relevant Governmental Authority with respect to any such deduction or withholding. To the extent that amounts are so withheld and remitted to the applicable Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as otherwise disclosed in the Schedules, Seller hereby represents and warrants to Buyer as follows:

3.1	Organization; Authority and Enforceability; No Conflict.

(a) The Company is a corporation, duly organized, validly existing and in good standing (to the extent such concept is applicable) under the Laws of the jurisdiction of its incorporation, and has all requisite corporate power and authority to carry on its business as it now is being conducted and to execute, deliver and perform the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The Company is duly qualified to do business and is in good standing (to the extent such concept is applicable) as a foreign corporation in the jurisdictions where the nature of the property owned or leased by the Company or the nature of the business conducted by the Company makes such qualification necessary, except such jurisdictions where the failure to so qualify would not be material to the Company. True and complete copies of the organizational documents (together with all amendments thereto) of the Company have been made available to Buyer and the Company is not in violation of any provision of its organizational documents.

(b) The execution, delivery and performance by the Company of the Transaction Documents to be executed by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action. The Transaction Documents to which the Company is a party when executed will be duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Buyer and the other parties hereto and thereto, constitute or will constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar Laws relating to or affecting creditors’ rights and remedies generally, or by general equity principles (collectively, the “General Enforceability Exceptions”).

(c) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation by the Company of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of the organizational documents of the Company; (ii) assuming compliance with and the making of any required filings under the HSR Act and any foreign competition filings set forth on Schedule 5.3, violate any provision of Law to which the Company is subject, (iii) violate any order, judgment or decree applicable to the Company, or (iv) except as disclosed on Schedule 3.1(c), violate, result in a breach of or constitute a default under (or an event which might, with the passage of time or the giving of notice, or both, constitute a default), or require the consent of any third party that has not been obtained under any indenture, deed of trust, mortgage, loan or credit agreement, license, permit, Contract, lease, or other agreement, instrument or commitment to which the Company is a party or by which any of them may be bound, or result in the creation or imposition of any Lien of any nature whatsoever upon any assets or property of the Company; except, in the case of any of clauses (ii) through (iv) above, for violations, breaches, defaults, required consents or Liens that would not be material to the Company.

3.2	Ownership; Capitalization; Subsidiaries.

(a) Seller owns, beneficially and of record, all of the Shares. The Shares are duly authorized and validly issued and, to the extent applicable, fully paid and non-assessable, free and clear of all Liens, except Permitted Liens. 10,610 Shares are issued and outstanding and, except for the Shares, there are no shares of common stock, preferred stock or other equity interests of the Company issued and outstanding.

(b) Except as set forth in Schedule 3.2(b), (i) there are no outstanding securities or obligations convertible into or exchangeable for shares of capital stock of the Company, (ii) there are no outstanding or authorized options, warrants, call rights or other similar rights obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of the Company or otherwise giving any Person a right to subscribe for or acquire, any such rights or securities of the Company, (iii) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company, and (iv) there are no Contracts, including outstanding bonds, debentures, notes or other obligations, to which the Company is a party relating to the voting, issuance, purchase, redemption, registration, repurchase or transfer of any of the shares of capital stock of the Company. None of the outstanding shares of capital stock of the Company was issued in violation of any applicable Laws or any preemptive rights.

(c) Except as set forth on Schedule 3.2(c), the Company owns no (and has not within the past three years owned any) shares of capital stock in any corporation, association, trust, limited liability company, partnership, joint venture or other entity.

3.3	Financial Statements.

(a) True and complete copies of the unaudited consolidated financial statements consisting of the balance sheet of the Company as of December 30, 2017 and December 29, 2018 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the fiscal years then ended (the “Annual Financial Statements”), and unaudited financial statements consisting of the consolidated balance sheet of the Company as of September 28, 2019 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the nine-month period then ended (the “Interim Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”) have been delivered to Buyer. The balance sheet of the Company as of September 28, 2019 is referred to herein as the “Recent Balance Sheet.”

(b) The Financial Statements are derived from the books and records of Seller, and present fairly, in all material respects, the consolidated financial position and results of operation of the Company as of their historical dates and for the periods indicated. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis for the periods included, subject to the absence of notes and, in the case of the Interim Financial Statements, to all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of results of operations for the interim period and of the financial condition as of the date of the Interim Balance Sheet but excluding, such other, if any, normal year-end adjustments (the effect of which would not be material). The Company has established and adheres to a system of internal accounting controls that are designed to provide assurance regarding the reliability of financial reporting to ensure that transactions are executed in accordance with management’s general or specific authorizations, and there are no material deficiencies or material weaknesses in the design or operation of the internal controls of the Company that adversely affect the ability of the Company to record, possess, summarize and report financial information.

(c) The Company does not have any Liability, except (i) Liabilities that are accrued or reserved against on the most Recent Balance Sheet, (ii) Liabilities which have arisen since the date of the most Recent Balance Sheet (the “Recent Balance Sheet Date”) that were incurred in the ordinary course of business, (iii) obligations to perform (other than those arising out of any breach or default by the Company) under any Material Contracts, (iv) normal year-end adjustments and normal recurring accruals (the effect of which is not material), (v) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, and (vi) Liabilities that, individually or in the aggregate, are not material to the Company.

(d) All inventory of the Company is valued on the books and records of the Company in accordance with GAAP and at the lower of cost or fair market value, based upon the first-in, first-out method of accounting, and consists of a quality and quantity useable and saleable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items, all of which have been written off or written down to fair market value or for which reserves have been established in accordance with GAAP. Inventory as of the Closing Date that was acquired subsequent to the date of the Recent Balance Sheet was acquired in the ordinary course of business. All equipment used in connection with preparing or serving individual beverages that is owned by the Company and held by customers of the Company is properly reflected in accordance with GAAP on the Financial Statements.

3.4	Absence of Certain Developments; No Material Adverse Effect.

(a) Since the Recent Balance Sheet Date, (x) except as otherwise expressly contemplated by this Agreement, the Company has conducted its business in the ordinary course of business consistent with past practice, and (y) the Company has not taken any action which, if taken after the date hereof and prior to the Closing, would be prohibited under Section 6.2.

(b) Since January 1, 2019, there has been no change, effect, event, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

3.5	Compliance with Laws.

(a) The Company is, and since January 1, 2017 has been, in compliance with all applicable Laws and except where the failure to comply therewith would not be material to the Company. Except as would not be material to the Company, neither the Company nor any member of the Seller Group has since January 1, 2017 received any written notice alleging any violation of Law applicable to the business of the Company. The Company has all governmental permits, licenses and authorizations (collectively, “Permits”) necessary for the conduct of its business as presently conducted, except for those whose failure to possess would not be material to the Company, and the Company has not been in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) in any material respect of any term, condition or provision of any such Permits.

(b) Since January 1, 2017, (i) the Company (or any member of the Seller Group, to the extent related to the business of the Company) has not violated any applicable Law relating to anti-bribery or anticorruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended and the U.K. Bribery Act 2010 (all such Laws, “Anticorruption Laws”), (ii) no director, officer, employee or, to the Knowledge of Seller, agent, representative, consultant or other Person acting for or on behalf of the Company (or any member of the Seller Group in connection with the business of the Company), violated any Anticorruption Law, and (iii) through the date hereof, neither the Company nor any member of the Seller Group in connection with the business of the Company, received any written notice alleging any such violation of any Anticorruption Law. The Company and the applicable members of the Seller Group maintain auditing and monitoring processes and systems of internal controls that are designed to ensure compliance with all Anticorruption Laws applicable to the Company and its business.

3.6	Litigation.

(a) There is no action, suit or proceeding in any court or before any Governmental Authority (“Litigation”) pending or, to Seller’s Knowledge, threatened against or by (i) the Company or (ii) any member of the Seller Group that, in each case, challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or the other Transaction Documents.

(b) There is no Litigation pending or, to Seller’s Knowledge, threatened against or by (i) the Company or (ii) any member of the Seller Group (as it relates to the business of the Company) that, in each case, individually or in the aggregate, is material to the Company. To the knowledge of Seller, the Company (or any member of the Seller Group related to the business of the Company) is not subject to any investigation or audit by any Governmental Authority.

(c) Since January 1, 2017, there has not been any Litigation involving the Company or any member of the Seller Group (as it relates to the business of the Company) (i) with an amount in controversy in excess of $250,000 or (ii) that was a class action proceeding, a product liability lawsuit or, except as set forth on Schedule 3.11(d), an infringement, misappropriation or validity lawsuit in respect of Intellectual Property.

(d) There are no outstanding orders of a Governmental Authority and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its properties or assets (or any member of the Seller Group, to the extent related to the business of the Company) that would individually or in the aggregate be material to the Company.

3.7	Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company have been duly and timely filed with the appropriate Governmental Authority (taking into account any applicable extensions), and all such Tax Returns have been prepared in compliance with all applicable Laws and are true, correct and complete in all material respects.

(b) All material Taxes required to be paid by or with respect to the Company (whether or not shown as due on any Tax Return) have been timely paid or properly accrued in accordance with GAAP in the Financial Statements.

(c) The Company has collected, deducted, withheld and paid to the appropriate Governmental Authority all material Taxes required to have been collected, deducted, withheld and paid in connection with any amounts paid or owing by the Company to any employee, independent contractor, creditor, stockholder or other third party, and has otherwise complied with all Laws applicable to the collection, deduction, withholding and payment of such material Taxes (including Laws related to information reporting and the provision of information statements).

(d) The Company is not currently the subject of a pending or ongoing Tax audit, investigation, examination or other proceeding by any Governmental Authority in respect of Taxes, nor has any audit, investigation, examination or other proceeding in respect of Taxes been threatened in writing by any Governmental Authority.

(e) No deficiency or proposed adjustment which has not been paid, settled or resolved for any material amount of Tax has been asserted or assessed in writing by any Governmental Authority against the Company.

(f) The Financial Statements reflect adequate accruals and reserves, in accordance with GAAP, for all material unpaid Taxes of or with respect to the Company. The Company has not incurred any material liability for Taxes since the date of the Financial Statements other than any such liabilities incurred in the ordinary course of business and reflected in the calculation of the Pre-Closing Tax Amount or Net Working Capital.

(g) The Company has not consented to extend the time or waive the statute of limitations, or is the beneficiary of any extension of time or waiver of any statute of limitations, in which any Tax may be assessed or collected by any Governmental Authority or in which any Tax Return (that has not been filed) may be filed (other than filing extensions requested in the ordinary course of business of not longer than 6 months).

(h) No Governmental Authority in a jurisdiction in which the Company does not file Tax Returns of a particular type has asserted in writing that the Company is or may be required to pay Taxes to or file Tax Returns of such type in such jurisdiction other than any assertion that relates solely to a period with respect to which the relevant statute of limitations has expired.

(i) The Company (A) is not a party to or bound by any “closing agreement” described in Code Section 7121 (or any comparable provision of state, local or foreign Tax Law) or (B) has not requested or received any Tax ruling, in either case that would have continuing effect after the Closing Date.

(j) There are no material Liens with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable.

(k) The Company is not a party to any tax sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person, other than customary Tax indemnification provisions contained in commercial agreements or contracts entered into in the ordinary course of business (such as financing agreements or contracts with Tax gross-up obligations or leases with Tax escalation provisions) the principal purpose of which is not to indemnify for Taxes (“Commercial Tax Agreements”).

(l) The Company (i) has not been a member of a consolidated, combined, unitary, affiliated or similar group for purposes of filing Tax Returns, other than a group the common parent of which is Seller or one of its Affiliates, and (ii) has no liability for the Taxes of any Person (other than Seller or the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract (other than a Commercial Tax Agreement) or otherwise.

(m) The Company (i) is not resident for Tax purposes in a jurisdiction outside of United States; (ii) does not have a permanent establishment in any country other than the United States, and (iii) is not subject to income Tax in a jurisdiction outside the United States.

(n) The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code during the two (2)-year period ending on the date of this Agreement.

(o) The Company is not, and has not been, during the period specified in Section 897(c)(1)(A) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(p) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in, or use of an improper, Tax accounting method for a Pre-Closing Tax Period; (ii) intercompany transaction entered into prior to the Closing or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) existing at the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received or deferred revenue accrued prior to the Closing; (v) gain recognition agreement under Section 367 of the Code (or any corresponding or similar provision of applicable Tax Law); or (vi) an election made pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Tax Law) prior to the Closing.

(q) The Company has not made any election under Section 965(h) of the Code.

(r) At all times since its formation, the Company has been properly classified as an association taxable as a corporation for U.S. federal income Tax purposes.

(s) Other than with respect to any “loss transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(5) that was timely and properly disclosed on the relevant Tax Returns, the Company has not been a party to any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b)(1).

3.8	Environmental Matters.

(a) Except as disclosed on Schedule 3.8(a):

(i) The Company (or any member of the Seller Group, to the extent related to the business of the Company) is conducting, and since January 1, 2015 has conducted, its operations in compliance with all Environmental Laws and Environmental Permits, except where such non-compliance would not have be material to the Company.

(ii) The Company has all permits, certificates, licenses, approvals, registrations and authorizations required under Environmental Laws for the conduct of its business as currently conducted (“Environmental Permits”), except for such Environmental Permits the absence of which would not be material to the Company.

(iii) During the last five years, the Company (or any member of the Seller Group) has not received any material unresolved written notice, citation, summons, order, or complaint from any Governmental Authority with respect to the violation of or liability under Environmental Laws on behalf of the Company or in respect of the business of the Company.

(iv) During the last five years, the Company (or any member of the Seller Group) has not received any material written unresolved request for information, notice of claim, demand or other notification that the Company is or may be potentially responsible pursuant to Environmental Laws with respect to any release or threatened release of Hazardous Materials.

(v) No consent, approval or authorization of or registration or filing with any Governmental Authority is required with respect to Environmental Laws or Environmental Permits in connection with the execution and delivery of this Agreement or the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

(vi) The Company does not own or control any active or abandoned aboveground or underground storage tanks, except in compliance with Environmental Laws.

(b) No Hazardous Material has been generated, treated, stored, transported, handled, discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released, or exposed to any Person, and no location, property or facility now or previously owned, leased or operated by the Company is contaminated by any Hazardous Material, in each case by the Company (or, as it relates to the business of the Company, the Seller Group) in violation of, or that would reasonably be expected to give rise to Liability of the Company under, any Environmental Law.

(c) Seller had made available to Buyer (i) any and all material environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company, including with respect to any Real Property or any real property formerly owned, operated or leased by the Company, which are in the possession or control of the Company related to Environmental Permits or compliance with Environmental Laws and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including, without limitation, costs of remediation, pollution control equipment and operational changes) or Environmental Permits.

(d) The Company has not retained or assumed, by Contract or operation of Law, any Liabilities or obligations of third parties under Environmental Law. To the Knowledge of Seller, there are no circumstances related to the operation of the businesses or conditions related to the Real Property which are reasonably likely to give rise to liability under any Environmental Law.

3.9	Employee Matters.

(a) Schedule 3.9(a) lists as of the date hereof the names, titles, work location, hire date, years of service, exempt/non-exempt status under the Fair Labor Standards Act, annual compensation, bonus percent eligible, bonus payments and incentive payments made with respect to the year ended December 31, 2018 for each person who is a director, employee, independent contractor or consultant of the Company (a “Company Service Provider”). Except as set forth on Schedule 3.9(a), no Company Service Provider provides services to any member of the Seller Group other than the Company, and the Company does not employ, retain the services of, or otherwise has any liability with respect to, a current or former director, employee or independent contractor who is not a Company Service Provider.

(b) The Company is not bound by any collective bargaining agreement or labor agreement, or any other agreement or legally binding arrangement to maintain, with respect to any Company Service Provider, any Benefit Plan.

(c) There are no labor organizations representing, purporting to represent or, to the Knowledge of Seller, attempting to represent any Company Service Provider with respect to his or her work for the Company. Since January 1, 2017, there has not been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Company.

(d) There is no Litigation against the Company (or, to the extent related to the business of the Company, the Seller Group) pending, or to Seller’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment of any current or former employee, consultant or independent contractor of the Company, which if determined adversely to the Company would be material to the Company.

(e) The Company is, and since January 1, 2017 has been, in compliance in all material respects with the WARN Act and all analogous state Laws and has no plans to undertake any action in the future that would trigger the WARN Act (or any such other Laws) and otherwise has no liability with respect to the WARN Act and analogous state Laws.

(f) The Company (and, to the extent related to the business of the Company, Seller Group) is, and since January 1, 2017 has been, in compliance in all material respects with all applicable Laws pertaining to employment and employment matters, including Laws relating to wages, hours, unemployment insurance, worker’s compensation, equal employment opportunity, employment discrimination, immigration, sexual harassment and fair labor standards. To the Knowledge of Seller, since January 1, 2015, no allegations of sexual harassment have been made against (A) any officer or director of the Company or (B) any employee of the Company who, directly or indirectly, supervises at least eight (8) other employees of the Company. Since January 1, 2015, the Company has not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by a director, officer or employee who has supervisory responsibilities for the Company.

3.10	Employee Benefit Plans.

(a) Set forth on Schedule 3.10(a) is a list of each (i) “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), and (ii) each other retirement, non-qualified deferred compensation, welfare, disability, vacation, leave of absence, fringe benefit, severance, change-in-control, employment, option, bonus, or incentive plan, program, agreement, arrangement, policy or practice currently maintained or contributed to by the Company for the benefit of any current or former director, officer, employee or other service provider of the Company or with respect to which the Company otherwise has any liability or obligation (the “Benefit Plans”).

(b) As applicable with respect to each of the Benefit Plans, the Company has made available to Buyer true and complete copies of (i) the applicable plan document (including all amendments and modifications thereof) or, with respect to any such plan that is not in writing, a written description of the material terms thereof and any funding instruments or arrangements, (ii) the most recent summary plan description and all modifications thereto, (iii) the last filed Form 5500 series and all schedules thereto, as applicable, (iv) the most recent determination, opinion or advisory letter issued by the IRS and (v) since January 1, 2017, all material correspondence with any Governmental Authority. The Company has no liability with respect to and none of the Company Service Providers participate in, or have any entitlements with respect to, benefit plans that are not sponsored or maintained by the Company. No current or former director, officer, employee or other service provider of the Seller or any of its Affiliates (other than the Company Service Providers) participate in any Benefit Plan.

(c) Each Benefit Plan is and has been maintained, operated and administered, in all material respects, in compliance with its terms and the applicable provisions of ERISA, the Code and all other applicable Laws.

(d) Each Benefit Plan that is an “employee pension benefit plan” within the meaning of section 3(2) of ERISA and which is intended to meet the qualification requirements of section 401(a) of the Code (each a “Pension Plan”) has received a determination, opinion or advisory letter from the IRS to the effect that such Pension Plan is so qualified and the related trust is exempt under section 501(a) of the Code, and no determination, opinion or advisory letter with respect to any Pension Plan has been revoked nor, to the Knowledge of Seller, is any such revocation threatened and no event or omission has occurred that would reasonably be expected to cause any Benefit Plan to lose such qualification.

(e) Neither the Company nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any current or contingent liability or obligation under or with respect to a “multiemployer plan” within the meaning of section 4001(a)(3) of ERISA. No Benefit Plan is and neither the Company nor any ERISA Affiliate sponsors, maintains contributes to, has any obligation to contribute to, or has any current or contingent liability or obligation under or with respect to (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or has been subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA; or (ii) a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA.

(f) There are no (i) pending or, to the Knowledge of Seller, threatened audits or investigations by any Governmental Authority involving the Benefit Plans, or (ii) pending or, to the Knowledge of Seller, threatened claims (except for individual claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings involving any Benefit Plan, except where such audits, investigations or claims would not be material to the Company.

(g) None of the Benefit Plans provide for post-employment health, life or other welfare benefits for any current or former employee of the Company, other than as required by Section 4980B of the Code or Section 601 et. seq. of ERISA.

(h) All individuals characterized and treated by the Company as independent contractors are properly classified as such for any purpose (including for purposes of Tax and Tax reporting and under each Benefit Plan).

(i) All contributions required to be made to any Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, have been timely made or paid in full by the applicable due date or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the Financial Statements in accordance with GAAP.

(j) Except as set forth on Schedule 3.10(j), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, director or other individual service provider of the Company, or (ii) result in any limitation on the right of the Company to amend, merge, or terminate any Benefit Plan. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, property or otherwise) by the Company in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. The Company has made available to Buyer preliminary copies of Section 280G calculations with respect to any disqualified individual in connection with the transactions contemplated hereby.

(k) No Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(l) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to, and not otherwise exempt from, Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

3.11	Intellectual Property Rights; Information Technology; Privacy.

(a) Schedule 3.11(a) sets forth a list of all registrations for and applications to register Patents, Trademarks, domain names and Copyrights, owned by the Company, setting forth as to each such item, as applicable, the jurisdiction in which such item is pending or registered, the date of application or registration, and the application or registration number. The Intellectual Property owned by the Company (“Company IP”) is owned free and clear of all Liens, other than Permitted Liens, agreements disclosed in Schedule 3.11(b) and non-exclusive licenses entered into in the ordinary course of business.

(b) Schedule 3.11(b) sets forth a list of all license, royalty or other agreements material to the business of the Company under which (i) the Company or member of Seller Group grants a license to any third party to use any Company IP (other than non-exclusive licenses granted in the ordinary course of business), and (ii) the Company is granted a license under Intellectual Property owned by a third party (other than licenses for commercially available software) (clauses (i) and (ii) collectively, the “Material Licenses”).

(c) The Seller Group and the Company have taken all reasonable steps to maintain the Company IP and to protect and preserve the confidentiality of all trade secrets included in the Company IP; provided, however, that the Company has only applied for the registrations identified in Schedule 3.11(a). To the Knowledge of Seller, there have not been any breaches of confidentiality or misappropriation with respect to trade secrets included in the Company IP, and all Persons having access thereto have executed written non-disclosure agreements. To the Knowledge of Seller, there have not been any breaches of such confidentiality and non-disclosure agreements.

(d) The conduct of the businesses of the Company as currently conducted does not infringe or misappropriate any Intellectual Property of any third party, except as would not be material to the Company and, except as set forth on Schedule 3.11(d), the Company has not received, since January 1, 2017, any written notice alleging such infringement or misappropriation. To the Knowledge of Seller, no third party is infringing or misappropriating any Company IP, except as would not be material to the Company and, since January 1, 2017, the Company has not issued any written notice to any third party alleging any such infringement or misappropriation.

(e) The Company maintains commercially reasonable disaster recovery plans with respect to information systems providing products and services to customers and reasonable back-up copies of all data and information provided by its customers and/or utilized by the Company in connection with such products or services. Except as disclosed in Schedule 3.11(e), there has been no material failure of such information systems during the twelve-month period ending on the date of this Agreement that caused a material disruption or interruption in the use of the Company’s products and services by the Company or its customers.

(f) The information technology equipment and related systems owned or used by the Company are reasonably sufficient for the operation of the business of the Company as conducted by Seller as of the date of this Agreement. Since January 1, 2017, to the Knowledge of Seller, there has been no unauthorized access, use, intrusion, or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any such equipment or systems that has been material to the Company.

(g) Since January 1, 2017, the Company (and, to the extent related to the business of the Company, the Seller Group) has complied with all Laws and contractual and fiduciary obligations in all material respects as to protection and security of Personal Data to which it is subject and have not been subject to any material Litigation regarding Personal Data. The Company (and, to the extent related to the business of the Company, the Seller Group) has complied in all material respects with its policies and procedures as to collection, use, processing, storage and transfer of Personal Data.

3.12	Material Contracts.

Schedule 3.12 contains a list of the following Contracts (the “Material Contracts”) to which the Company is a party or is otherwise bound as of the date hereof (except for Real Property Leases and, to the extent subject to the terms and conditions of a Material Contract otherwise listed in Schedule 3.12, a purchase or service order executed in the ordinary course of business):

(a) all (i) leases or similar Contracts under which the Company is lessee of, or holds or uses, any machinery, equipment or vehicle or other tangible personal property owned by a third party or (ii) Contracts requiring the future purchase of supplies, equipment or materials by the Company; in each case, that have an aggregate continuing liability (or contemplate future payments) in excess of $100,000 per year;

(b) all mortgages, indentures, notes, bonds or other agreements relating to Funded Indebtedness incurred or provided by the Company in an amount in excess of $250,000 (other than advances to employees of the Company in the ordinary course of business) and all other hedging arrangements relating to the business of the Company;

(c) all Contracts with Key Customers and all other purchase or sale Contracts with customers or sales channel partners of the Company involving amounts in excess of $500,000 during 2019 or which are reasonably expected to result in such payments during 2020;

(d) all Contracts with Key Suppliers and all other Contracts for the purchase of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which involves consideration in excess of $250,000 annually;

(e) any Contract restricting the Company from engaging in any business, including any Contract that limits the ability of the Company to compete in any line of business or with any Person or in any geographic area;

(f) (i) any distributor or sales representative Contract that is not terminable by the Company at will or by giving notice of ninety (90) days or less or (ii) any Contract with a product broker or dealer of the Company under which the Company was paid more than $100,000 in any fiscal year since January 1, 2017;

(g) all Material Licenses;

(h) all partnership and joint venture Contracts;

(i) all co-marketing, manufacturer’s representative, market research, market consulting and advertising or co-promotion Contracts involving consideration in excess of $150,000;

(j) all employment agreements and Contracts with independent contractors or consultants (or similar arrangements) to which the Company is a party that involves annual compensation in excess of $200,000;

(k) all Contracts providing for an advance of loan to any directors, officers or employees of the Company, except for expense reimbursement advances or similar amounts that do not exceed $5,000 individually or in the aggregate;

(l) all Contracts containing a “most favored nation” or similar provision;

(m) all material settlement or similar agreements with any Governmental Authority or order or consent of any Governmental Authority containing obligations yet to be performed by the Company;

(n) all Contracts under which obligations (including potential indemnification obligations) remain (1) for the disposition of material assets or properties of the Company or for an acquisition of the assets, properties, capital stock or other equity interests of any other Person or (2) relating to any merger, consolidation or similar business combination transaction;

(o) all Contracts providing for (i) any severance or similar payment in excess of $50,000 or (ii) any change-in-control or similar payment, in each case for the benefit of any current or former director, officer, employee or other service provider of the Company; and

(p) any Contract not otherwise required to be listed on Schedule 3.12 that (i) requires the Company to make payments of more than $250,000 annually and (ii) is not terminable upon less than 365 days prior written notice by the Company without penalty or premium.

Each such Material Contract is in full force and effect, except where the failure to be in full force and effect would not be material to the Company. The Company and, to the Knowledge of Seller, each of the other parties thereto, have performed in all material respects all obligations required to be performed by them under, and are not in default in any material respect under, any of such Material Contracts, and, to the Knowledge of Seller, no event has occurred which, with notice or lapse of time, or both, would constitute a default under any such Material Contracts. The Company (or any member of the Seller Group) has not received any written claim since January 1, 2017 from any other party to any such Material Contract that the Company has breached any obligations to be performed by it thereunder in any material respect. Seller has made available to Buyer true and complete copies of all Material Contracts, including all amendments thereto, except for purchase orders that do not differ in any material respect from the standard form of purchase order that has been made available to Buyer.

3.13	Insurance.

The Company, directly or through Seller and its Affiliates, maintains insurance coverage with respect to its business with reputable insurers in such amounts and covering such risks as is normal industry practice. Schedule 3.13 contains a complete and correct list of all current (i.e., policies whose policy period includes the date hereof) policies and contracts for workers’ compensation, property and casualty and other forms of insurance, including self-insurance and insurance from Seller and its Affiliates, (the “Policies”) maintained by, at the expense of or for the benefit of, or available to the Company as of the date hereof. All such Policies are in full force and effect and will continue in effect until Closing (or if such Policies are canceled or lapse prior to the Closing, renewals or replacements thereof will be entered into in the ordinary course of business to the extent available on commercially reasonable terms). All premiums and other payments due under such Policies have been paid and all known incidents (to the extent related to the business of the Company) that are covered under the terms of such Policies (whether or not subject to deductibles or self-insured retentions) have been notified to the applicable insurer in accordance with the Policy. Schedule 3.13 contains a complete and correct list of all material pending or outstanding claims under such Policies or incidents (to the extent related to the business of the Company) that have been notified to the applicable insurer under such Policies and for which a claim has not been made. There are no outstanding or pending claims (to the extent related to the business of the Company) under any such Policies where coverage has been denied or disputed by the insurer. As of the date hereof, no notice of cancellation or termination has been received by Seller or the Company with respect to any such Policy.

3.14	Real Property.

(a) The Company has good and marketable title to the real properties purported to be owned by it (including all buildings and improvements thereon and all easements and other rights appurtenant thereto), which properties are listed as owned by the Company on Schedule 3.14(a) (the “Owned Real Property”), free and clear of all Liens, except for (i) Permitted Liens and (ii) Liens set forth on Schedule 3.14(a). Company does not currently lease or otherwise grant to any Person the right to use or occupy the Owned Real Property or any portion thereof. Correct and complete copies of the most recent title reports or policies and surveys in the possession or control of the Company (if any) with respect to each parcel of Owned Real Property have been made available to Buyer.

(b) Schedule 3.14(b) contains a list of all leases, subleases or other occupancy agreements (collectively, the “Real Property Leases”) pursuant to which the Company leases, subleases or occupies any real property or interest therein (each such property, “Leased Real Property”). True, correct and complete copies of the Real Property Leases, other than, in the case of month-to-month leases for warehouse or storage space with rent less than $500 per month, a true, correct and complete form of such leases, have been made available to Buyer. Each Real Property Lease is valid and binding on the Company and, to Seller’s Knowledge, on the other parties thereto and is in full force and effect, except as may be affected by General Enforceability Exceptions, and except for any failures to be in full force and effect that would not be material to the Company. The Company and, to the Knowledge of Seller, each of the other parties thereto have substantially performed all obligations required to be performed by them under, and since January 1, 2017 have not received any written notice of a material default under, any of such Real Property Leases, and, to the Knowledge of Seller, no event has occurred which, with notice or lapse of time, or both, would constitute a default, except for any such non-performance or defaults which would not be material to the Company. With respect to each Leased Real Property, since January 1, 2017, the Company has not received written notice (i) of any pending or threatened condemnation or eminent domain proceedings or their local equivalent affecting or relating to such Leased Real Property; or (ii) from any Governmental Authority or other Person that the use and occupancy of any of the Leased Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violates in any material respect any deed restrictions or applicable Law consisting of building codes, zoning, subdivision or other land use or similar Laws.

(c) The Owned Real Property and the real property subject to the Real Property Leases (collectively, the “Real Property”) is supplied with utilities suitable for the operation of the business presently conducted thereon. There does not exist any pending or, to the Knowledge of Seller, threatened condemnation or eminent domain proceeding with respect to any of the Real Property. The Company has not received written notice of any violation of any zoning, building, or similar applicable Law relating to its ownership or operation of the Real Property.

(d) All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (collectively, the “Improvements”) are in good condition and repair, except as would not, individually or in the aggregate, be material to the Company, and are reasonably sufficient for the operation of the Company’s businesses. There are no structural deficiencies or latent defects affecting any of the Improvements which would, individually or in the aggregate, interfere with the use or occupancy of the Real Property or any portion thereof in the operation of the Company’s businesses, except as would not, individually or in the aggregate, be material to the Company.

(e) Except as set forth on Schedule 3.14(e) and the transactions expressly contemplated by this Agreement, there are no Contracts to which the Company is a party to sell, transfer or otherwise dispose of any Owned Real Property or which would restrict the ability of the Company to transfer its legal and/or beneficial interest in and to the whole or any part of any of the Owned Real Property, and there are no Contracts to purchase or (other than Real Property Leases) lease any real property entered into by the Company.

3.15	Title to Assets; Sufficiency.

(a) The Company has valid title to, or in the case of leased assets, valid leasehold interests in, all of their material tangible assets and properties, free and clear of all Liens, except for Permitted Liens. Except as would not be material to the Company, the Company’s tangible assets and properties are fit for their intended purposes, and in good working order and condition, subject to ordinary wear and tear, and are adequate in all material respects for the uses to which they are being put in the current operation of the business.

(b) On the Closing Date, the Company’s tangible assets, Company IP, Material Contracts, Real Property and Permits will, together with any transition services provided pursuant to Section 6.17, constitute all of the assets necessary to conduct the business of the Company immediately following the Closing, in the same manner, in all material respects, as such business was conducted by Seller on the date of this Agreement, consistent with past practice. Except for certain general corporate overhead services, the Seller Group does not, and will not immediately following the Closing, own or license any assets related to business of the Company. The quantities of inventory of the Company, in the aggregate, are sufficient to operate the business of the Company as was conducted by Seller on the date of this Agreement.

3.16	Intercompany Agreements.

Except as disclosed on Schedule 3.16, as of the date hereof (and since the Recent Balance Sheet Date), there are no (and have not been) any Contracts between or among the Company, on the one hand, and Seller or any Affiliate of Seller (other than the Company), on the other hand (collectively, the “Intercompany Agreements”).

3.17	Personal Property Leases.

Schedule 3.17 contains a true and complete list of each lease pursuant to which the Company leases any personal property, including any finance or operating lease, but excluding leases relating solely to personal property calling for rental or similar periodic payments of less than $150,000 per year (the “Personal Property Leases”). Each of the Personal Property Leases is (a) a legal, valid and binding obligation of the Company, and (b) is enforceable against the Company and, to Seller’s Knowledge, the other party or parties thereto in accordance with its terms, in each case except as such enforceability may be limited by the General Enforceability Exceptions. Neither the Company nor, to Seller’s Knowledge, any other party to a Personal Property Lease, is in breach of or default under any Personal Property Lease. The Company has not received any written notice of termination or cancellation with respect to any Personal Property Lease. True and complete copies of all Personal Property Leases have been made available to Buyer.

3.18	Key Customers and Suppliers.

(a) Schedule 3.18(a) sets forth a true and complete list of the twenty (20) largest customers of the Company for the fiscal years ended December 31, 2018 and December 31, 2019 (calculated on the basis of revenues of the Company during such period) (collectively, the “Key Customers”), showing the total revenues to each such customer for each such period. Except as set forth on Schedule 3.18(a), as of the date hereof, no such customer has notified the Company or Seller Group in writing that it has ceased or intends to cease purchasing products from, or that it will otherwise materially reduce its relationship or cease doing business with, the Company.

(b) Schedule 3.18(b) sets forth a true and complete list of the twenty (20) largest suppliers of the Company for the fiscal years ended December 31, 2018 and December 31, 2019 (calculated on the basis of purchases made by the Company during such period) (collectively, the “Key Suppliers”), showing the total purchases from each such supplier for each such period. Except as set forth on Schedule 3.18(b), as of the date hereof, no such supplier has notified the Company or Seller Group in writing that it has ceased or intends to cease selling products to, or that it will otherwise materially reduce its relationship or cease doing business with, the Company.

3.19	Product Liability and Recall.

Except as set forth on Schedule 3.19, since January 1, 2015, the Company has not (a) initiated a product recall, (b) received any product warranty claims in excess of $50,000 in the aggregate in a calendar year, except product returns in the ordinary course that are immaterial individually and in the aggregate, (c) other than in the ordinary course of business, received any claims of injury to persons or damage to property in respect of products sold or (d) incurred any material Liability by reason of any express or implied warranty or under any applicable Laws with respect to any product or service sold, rendered, or distributed by or on behalf of the Company. To the Knowledge of Seller, no product manufactured or distributed by the Company contains any defect or was manufactured or distributed in material violation of any applicable Law.

3.20	Affiliate Transactions.

Except as set forth on Schedule 3.20, and except for compensation and benefits provided by the Company to employees in the ordinary course of business and fully reflected in the Financial Statements, Company is not a party to or bound by any Contract with Seller, the directors or officers of the Company or any of its Affiliates, and none of Seller, directors or officers of the Company or any of its Affiliates (i) owns or otherwise has any rights to or interests in any asset, tangible or intangible, that is used in the business of the Company, or (ii) to the Knowledge of Seller, owns any direct or indirect interest in, or controls or is a director, officer, employee, member or partner of, any Person that is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company.

3.21	Brokers.

The Company has not retained a broker, finder, investment banking firm or financial advisor to act on its behalf in connection with the transactions contemplated by this Agreement, and no other Person is or will be entitled to receive any broker’s, finder’s, investment banker’s, financial adviser’s or similar fee in connection with this Agreement or any of the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or its Affiliates.

3.22	No Other Representations.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V OR THE OTHER TRANSACTION DOCUMENTS, SELLER ACKNOWLEDGES THAT NONE OF BUYER, ITS SUBSIDIARIES OR AFFILIATES, OR ANY OTHER PERSON ON BEHALF OF ANY OF THEM MAKES OR HAS MADE, AND SELLER HAS NOT RELIED UPON, ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO, OR ON BEHALF OF, BUYER OR ANY OF ITS SUBSIDIARIES OR AFFILIATES, OR THEIR RESPECTIVE BUSINESSES OR WITH RESPECT TO ANY OTHER INFORMATION, DOCUMENTS, PRESENTATIONS, FORECASTS, BUDGETS OR ESTIMATES PROVIDED OR MADE AVAILABLE TO THE SELLER IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND ANY SUCH REPRESENTATION OR WARRANTY, WHETHER BY BUYER OR ANY OF ITS SUBSIDIARIES OR AFFILIATES, OR ANY OTHER PERSON ON BEHALF OF ANY OF THEM, ARE HEREBY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as otherwise disclosed in the Schedules, Seller represents and warrants to Buyer as follows:

4.1	Organization; Authorization and Enforceability; No Conflict.

(a) Seller is duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation. Seller has all requisite power, authority and capacity to execute, deliver and perform this Agreement and the other Transaction Documents to which Seller is a party and to consummate the transactions contemplated hereby and thereby. Seller is duly qualified to do business and is in good standing as a foreign entity in the jurisdictions where the nature of the property owned or leased by Seller or the nature of the business conducted by Seller makes such qualification necessary, except such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated hereby.

(b) The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to be executed by Seller in connection herewith, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on behalf of Seller. This Agreement and the other Transaction Documents to which Seller is a party have been or will be duly and validly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer and the other parties hereto and thereto, constitute or will constitute the valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by the General Enforceability Exceptions.

(c) The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to be executed by Seller and the consummation by Seller of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of the organizational documents of Seller; (ii) assuming compliance with and the making of any required filings under the HSR Act and any foreign competition filings set forth on Schedule 5.3, violate any provision of Law to which Seller is subject, (iii) violate any order, judgment or decree applicable to Seller, or (iv) except as disclosed on Schedule 3.1(c), violate, result in a breach of or constitute a default under (or an event which might, with the passage of time or the giving of notice, or both, constitute a default), or require the consent of any third party that has not been obtained under any indenture, deed of trust, mortgage, loan or credit agreement, license, permit, contract, lease, or other agreement, instrument or commitment to which Seller is a party or by which it may be bound, or result in the creation or imposition of any Lien of any nature whatsoever upon any assets or property of the Company; except, in the case of any of clauses (ii) through (iv) above, for violations, breaches, defaults, required consents or Liens that would not, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated hereby.

4.2	Ownership of the Shares.

Seller owns, free and clear of all Liens or other encumbrances (other than restrictions on transfer imposed by applicable securities Laws), the number of Shares set forth on Schedule 3.2(a)(i), which constitutes all of the issued and outstanding shares of capital stock of the Company, and, at the Closing, shall convey such Shares to Buyer free and clear of all Liens and other encumbrances.

4.3	Litigation.

There is no Litigation pending or, to the knowledge of Seller, threatened, to which Seller or any of its Affiliates is a party that (a) challenges or seeks to enjoin, delay or obtain damages in respect of this Agreement or the transactions contemplated hereby or (b) would materially adversely affect Seller’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby and thereby. Neither Seller nor any of its Affiliates is subject to any order, writ, judgment, investigation or decree of any Governmental Authority which would have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or the other Transaction Documents.

4.4	Brokers.

Except as set forth on Schedule 4.4, Seller has not, nor has any Affiliate of Seller, retained a broker, finder, investment banking firm or financial advisor to act on its behalf in connection with the transactions contemplated by this Agreement. No Person is or will be entitled to receive any broker’s, finder’s, investment banker’s, financial adviser’s or similar fee in connection with this Agreement or any of the transactions contemplated hereby based upon arrangements made by Seller (including if on behalf of the Company or its Affiliates.) for which Buyer or the Company will be liable.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

5.1	Organization.

Buyer is a limited liability company, and is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as it is now being conducted and to execute, deliver, and perform this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. Buyer is duly qualified to do business and is in good standing as a foreign limited liability company in the jurisdictions where the nature of the property owned or leased by Buyer or the nature of the business conducted by it makes such qualification necessary except such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to materially impair the consummation of the transactions contemplated hereby.

5.2	Authorization.

(a) The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to be executed by Buyer in connection herewith, and the consummation by Buyer of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action on behalf of Buyer (including any required manager and member approvals). This Agreement has been, and the other Transaction Documents to which Buyer is a party will be, duly and validly executed and delivered by Buyer and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitute or will constitute the valid and binding obligations of Buyer, enforceable against such Persons in accordance with their respective terms, except as such enforceability may be limited by General Enforceability Exceptions. Buyer has delivered to Seller true and complete copies of the executed commitment letters of The Stephens Group, LLC, BBH Capital Partners V, L.P./BBH Capital Partners V-A, L.P./BBH CPV WCC Co-Investment LLC, Westrock Group, LLC and Sowell Westrock, L.P., each dated as of the date hereof (the “Equity Commitment Letters”) and TCW Asset Management Company LLC, Bank of America, N.A. and Wooster Capital, LLC, each dated as of the date hereof (the “Debt Commitment Letters,” together with the Equity Commitment Letters, “Commitment Letters”). For the purposes of this Agreement, the cash equity committed pursuant to the Equity Commitment Letter is collectively referred to as the “Cash Equity” and the debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing. The Cash Equity and the Debt Financing are collectively referred to as the “Financing”

(b) As of the date hereof, the Commitment Letters are in full force and effect and constitute the legal, valid and binding obligation of Buyer and to the knowledge of the Buyer, each of the other parties thereto, in each case, except as may be limited by General Enforceability Exceptions. Prior to the date hereof, the commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect (and to the knowledge of the Buyer no party thereto has indicated an intent to so withdraw or rescind) or otherwise amended or modified in any respect. As of the date hereof, Buyer is not in breach of any of the terms or conditions set forth in the Commitment Letters and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach by Buyer of the terms of, or prevent the Buyer from satisfying the conditions to funding set forth in, the Commitment Letters. As of the date hereof, Buyer has fully paid any and all fees required to be paid prior to the date hereof by the Commitment Letters. There are no conditions precedent or other contingencies relating to the funding of the full amount of the proceeds of the Financing except as stated in the Commitment Letters. The aggregate proceeds contemplated by the Commitment Letters, together with available cash on hand of Buyer, shall be sufficient to enable Buyer to pay the Estimated Purchase Price and consummate the transactions contemplated by this Agreement to be consummated by the Buyer on the Closing Date.

(c) The execution, delivery and performance by Buyer of this Agreement and any other Transaction Document, and the consummation by Buyer of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time, or both, (i) violate any provision of Buyer’s organizational documents, (ii) violate any provision of Law, rule, or regulation to which such entity is subject, (iii) violate any order, judgment, or decree applicable to such entity, or (iv) violate, result in a breach of or constitute a default under (or an event which might, with the passage of time or the giving of notice, or both, constitute a default), or require the consent of any third party that has not been obtained under any indenture, deed of trust, mortgage, loan or credit agreement, license, permit, Contract, lease, or other agreement, instrument or commitment to which such entity is a party or by which it may be bound, or result in the creation or imposition of any Lien of any nature whatsoever upon any assets or property of such entity; except, in the case of clauses (ii) through (iv) above, for violations, breaches, defaults, required consents or Liens that in the aggregate would not reasonably be expected to materially impair the consummation of the transactions contemplated hereby.

(d) Buyer acknowledges that its obligations set forth herein are not contingent or conditioned upon the procurement of the R&W Insurance Policy or any Person’s ability to obtain or have at the Closing sufficient funds necessary for the payment of the Purchase Price in cash or for Buyer to perform its obligations with respect to the transactions contemplated hereby.

5.3	No Consents.

Except for (a) any required compliance with or filings under the HSR Act and (b) any foreign competition filings set forth on Schedule 5.3, no consent, approval, or authorization of, or exemption by, or filing with, any Governmental Authority is required to be obtained or made by Buyer in connection with the execution, delivery and performance by Buyer of this Agreement or any other Transaction Document or the taking by Buyer of any other action contemplated hereby or thereby. No statute, rule or regulation, or order of any Governmental Authority prohibits Buyer from consummating the transactions contemplated hereby.

5.4	Litigation.

There is no Litigation pending or, to the knowledge of Buyer threatened to which Buyer or any of its Affiliates are a party that (a) challenges or seeks to enjoin, delay or obtain damages in respect of this Agreement or the transactions contemplated hereby or (b) would materially adversely affect Buyer’s ability to perform its obligations under this Agreement or the other Transaction Documents or to consummate the transactions contemplated hereby and thereby. Neither Buyer nor any of its Affiliates is subject to any order, writ, judgment, investigation or decree of any Governmental Authority which would have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or the other Transaction Documents.

5.5	Brokers.

Neither Buyer nor any of its Affiliates has retained any broker, finder, investment banking firm or financial advisor to act on its behalf in connection with the transactions contemplated by this Agreement, and no other Person is or will be entitled to receive any broker’s, finder’s, investment banker’s, financial adviser’s or similar fee in connection with this Agreement or any of the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or its Affiliates.

5.6	R&W Insurance Policy.

Buyer has delivered to Seller true and complete copies of the binder for coverage received by Buyer related to the R&W Insurance Policy.

5.7	Investment Purpose.

Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the Shares are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Buyer is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended. Buyer is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

5.8	Solvency.

As of the Closing, assuming (i) the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and (ii) all estimates, projections or forecasts provided by Seller or its Affiliates to Buyer prior to the date hereof have been prepared in good faith on reasonable assumptions, and after giving effect to all of the transactions contemplated by this Agreement, Buyer will be Solvent. For purposes of this Section 5.8, “Solvent” means that, with respect to any Person and as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all probable “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, (b) the property of such Person will, as of such date, be equal to or greater than such Person’s debts, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its debt as it matures. For purposes of the foregoing definition only, “debt” means liability on a claim, and “claim” means a (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

5.9	Investigation.

Buyer acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement, Buyer is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Buyer has sufficient knowledge and experience in financial and business matters, is knowledgeable about the industries in which the Company operates, and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement. Buyer has been afforded full access to the books and records, facilities and personnel of the Company for purposes of conducting a due diligence investigation and has conducted a full due diligence investigation of the Company. Buyer is a sophisticated investor, represented by independent legal and investment counsel with experience in the acquisition and valuation of ongoing businesses and acknowledges that it has received, or has had access to, all information which it considers necessary or advisable to evaluate the consummation of the transactions contemplated by this Agreement on the terms set forth herein.

5.10	Disclaimer Regarding Projections.

In connection with its investigation of the Company and its business, Buyer has received from Seller, the Company and its Affiliates and agents certain projections and other forecasts, including projected financial statements and cash flow items. Buyer acknowledges that (a) there are uncertainties inherent in attempting to make such projections and forecasts and, accordingly, is not relying on them, (b) such Person is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and forecasts so furnished to it and (c) Buyer shall have no claim against anyone with respect to any of the foregoing except as expressly set forth in this Agreement.

5.11	NO ADDITIONAL REPRESENTATIONS.

EXCEPT AS SPECIFICALLY AND EXPRESSLY SET FORTH IN ARTICLE III AND ARTICLE IV HEREOF (IN EACH CASE, AS QUALIFIED BY THE SCHEDULES), (I) NEITHER SELLER, NOR THE COMPANY NOR ANY OF THEIR RESPECTIVE AFFILIATES MADE OR MAKES ANY REPRESENTATION OR WARRANTIES OF ANY KIND OR NATURE WITH RESPECT TO THE MATTERS CONTEMPLATED HEREIN, AND (II) ALL WARRANTIES (WHETHER WRITTEN OR ORAL, EXPRESS OR IMPLIED) IN REGARD TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONDITION OR DESIGN OR ARISING FROM A COURSE OF DEALING OR USAGE OF TRADE OR OTHERWISE ARE EXPRESSLY EXCLUDED. BUYER ACKNOWLEDGES AND AGREES THAT IT IS NOT RELYING ON ANY STATEMENT OR REPRESENTATION MADE BY OR ON BEHALF OF SELLER OR THE COMPANY EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE III AND ARTICLE IV HEREOF (IN EACH CASE, AS QUALIFIED BY THE SCHEDULES), AND THAT NO PERSON HAS BEEN AUTHORIZED BY SELLER OR THE COMPANY TO MAKE ANY REPRESENTATION OR WARRANTY RELATING TO SELLER, THE COMPANY, THE BUSINESSES OF THE COMPANY OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY EXCEPT AS SET FORTH IN ARTICLE III AND ARTICLE IV HEREOF (IN EACH CASE, AS QUALIFIED BY THE SCHEDULES), AND THAT, IF MADE, ANY SUCH REPRESENTATION OR WARRANTY MUST NOT BE RELIED UPON. BUYER FURTHER ACKNOWLEDGES THAT NEITHER SELLER, THE COMPANY NOR ANY OTHER PERSON OR ENTITY WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO BUYER RESULTING FROM THE DISTRIBUTION TO BUYER OR ITS REPRESENTATIVES, OR BUYER’S USE OF, ANY INFORMATION REGARDING SELLER, THE COMPANY OR THE BUSINESS OF THE COMPANY THAT IS NOT THE SUBJECT OF THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III AND ARTICLE IV HEREOF (IN EACH CASE, AS QUALIFIED BY THE SCHEDULES, INCLUDING ANY PROJECTIONS OR OTHER INFORMATION PROVIDED BY OR ON BEHALF OF THE COMPANY OR SET FORTH IN THE COMPANY’S CONFIDENTIAL INFORMATION MEMORANDUM OR MANAGEMENT PRESENTATIONS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. BUYER ACKNOWLEDGES AND AGREES THAT EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE III AND ARTICLE IV HEREOF (IN EACH CASE, AS QUALIFIED BY THE SCHEDULES, ANY ESTIMATES, PROJECTIONS, PREDICTIONS, DATA, FINANCIAL INFORMATION, MEMORANDA, PRESENTATIONS OR ANY OTHER MATERIALS OR INFORMATION PROVIDED OR ADDRESSED TO IT ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1	Access and Information.

(a) From the date hereof until the earlier of the Closing Date or termination of this Agreement, Buyer shall be entitled to reasonable access to the books, records, properties and senior personnel of the Company during normal business hours and upon reasonable advance notice, and Seller shall (and shall cause the Company to) cooperate with any such reasonable requests for access to the extent such access does not unreasonably interfere with the operations of the Company. The foregoing access rights shall not include the right to (i) conduct any environmental testing, sampling or other invasive environmental investigations, (ii) have access to any information the disclosure of which is restricted by contract or applicable Law or which would result in the waiver of any attorney-client privilege or similar privileges (provided that Seller and its Affiliates shall (and shall cause the Company to) use their reasonable best efforts to, as applicable, (x) obtain any required consent to provide such access or disclosure or, if unable to do so, use reasonable best efforts to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such contract or applicable Law or (y) enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such access or disclosure in a manner that does not result in the loss of such privilege). Buyer and its representatives and agents shall not contact or hold discussions with suppliers, vendors, distributors or customers of the Company (other than in the ordinary course of business regarding matters unrelated to the transactions contemplated hereby) without the prior written consent of Seller. Buyer agrees to conduct any such discussions with reasonable discretion and sensitivity to the Company’s relationships with its suppliers, vendors, distributors and customers. In exercising its rights hereunder, Buyer shall conduct itself so as not to unreasonably interfere in the conduct of the business of the Company prior to the Closing.

(b) All information disclosed, whether before or after the date hereof, pursuant to this Agreement or in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement to Buyer (or its representatives or Affiliates), and the terms of this Agreement, shall be held by Buyer in accordance with and subject to the terms of, and shall be kept confidential by such Persons in accordance with the confidentiality agreement dated October 25, 2019 by and between Cott Corporation and BBH Capital Partners (as modified by that certain joinder, dated as of November 6, 2019, entered into by Buyer, the “Confidentiality Agreement”). The parties agree that notwithstanding anything to the contrary contained in the Confidentiality Agreement, the Confidentiality Agreement shall survive from the date hereof, and only if the closing shall occur, the Confidentiality Agreement will terminate at the Closing.

(c) For a period of six years after the Closing or for such longer period as may be required by applicable Law, (i) Buyer shall not, and shall cause the Company not to, following the Closing dispose of or destroy any material books and records of the Company relating to periods prior to the Closing (“Books and Records”) without first offering to transmit such Books and Records (or copies thereof) to Seller by written notice to Seller at least 30 days prior to the proposed date of such disposition or destruction and (ii) to the extent it does not unreasonably interfere with the operations of Buyer and the Company, and subject to entering into a customary confidentiality agreement, Buyer and the Company shall provide Seller and its officers, consultants, employees, counsel, accountants, agents and other representatives access, at Seller’s expense, during normal business hours and upon reasonable advance notice, to the Books and Records as is reasonably requested by Seller for any reasonable and non-competitive business purpose, including financial reporting and accounting matters, or in connection with any disclosure obligation or the defense of any claim by a Buyer Indemnitee pursuant to Section 9.3 or any legal action; provided that such access shall not include access to any information the disclosure of which is restricted by contract or applicable Law or which would result in the waiver of any attorney-client privilege or similar privileges.

6.2	Conduct of Business by the Company.

From the date hereof until the earlier of the Closing or the termination of this Agreement, except as (i) otherwise expressly required by the terms of this Agreement, (ii) consented to in writing by Buyer, (iii) set forth on Schedule 6.2, or (iv) required by applicable Law, Seller shall (and shall cause the Company to):

(a) use commercially reasonable efforts to conduct the business of the Company in the ordinary course of business;

(b) use commercially reasonable efforts to keep available the services of key employees of the Company and maintain the Company’s material business relationships;

(c) maintain the books of account and records of the Company consistent with its past practice in all material respects;

(d) not amend the Company’s organizational documents;

(e) not merge or consolidate the Company with, or cause the Company to purchase all or substantially all of the assets of, or otherwise acquire the business of, or any securities of any Person;

(f) with respect to the Company, not acquire or purchase the assets (however structured) of any other Person other than in the ordinary course of business consistent with past practice;

(g) not sell, transfer, lease, license or otherwise dispose of any material assets or rights of the Company other than sales of inventory in the ordinary course of business consistent with past practice;

(h) not mortgage, pledge, subject to, or impose any Lien upon, any of the properties or assets (except for Permitted Liens) or any equity interests of the Company;

(i) not (i) issue, sell, deliver or dispose of any shares of capital stock of the Company or issue, sell, deliver, dispose of or become a party to any subscriptions, warrants, rights, options, convertible securities or other agreements or commitments of any character relating to the Company’s issued or unissued shares of capital stock, or its other equity securities, if any, or grant any profits interests or similar rights or (ii) split, combine, reclassify or take any similar action with respect to the capital stock of the Company or (iii) dissolve, liquidate or reorganize the Company;

(j) not declare, issue, set aside or pay any non-cash dividend or distribution in respect of the Company’s equity securities;

(k) not make any change in any method of financial accounting or financial accounting practice or policy of the Company other than those required by GAAP;

(l) with respect to the Company, not engage in any new line of business or discontinue or materially modify any existing line of business of the Company, or enter into any joint venture, partnership or similar venture between the Company and any other Person;

(m) with respect to the Company, not make, change or revoke any material election in respect of Taxes, change any Tax accounting period or adopt or change any material method of Tax accounting, file any amended Tax Return, settle or compromise any claim, investigation, audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or apply for any Tax ruling from any Governmental Authority, or surrender any right to claim a refund of Taxes;

(n) except as set forth in the Company’s 2020 budget for capital expenditures made available to Buyer (provided the Company’s ordinary course vetting process in respect of capital expenditures is completed consistent with past practice), cause the Company to not make any capital expenditures in excess of $250,000 individually or $1,000,000 in the aggregate;

(o) not increase or materially decrease the compensation or benefits payable to current or former officers, directors, employees or other service providers of the Company;

(p) except as required by the terms of a Benefit Plan as in effect on the date hereof, not pay or grant any compensation or benefits not otherwise due or accelerate the vesting of, or lapsing of restriction with respect to, or secure the funding of, any compensation or benefits;

(q) not adopt, amend or modify or terminate any Benefit Plan or collective bargaining or other labor agreement;

(r) not (i) hire or engage, terminate or promote any officers, employees or other service providers of the Company with annual base salary or wages and target incentive opportunities in excess of $125,000 or (ii) transfer the employment or service of any employee or other service provider of Seller or its Affiliates who is not a Company Service Provider into the Company or of any Company Service Provider out of the Company;

(s) not (i) materially amend, voluntarily terminate (other than upon expiration in accordance with its terms) or cancel any Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Material Contract (other than renewals in the ordinary course of business);

(t) not grant, modify, abandon, dispose of or terminate any rights relating to Company IP or otherwise permit any of the Company’s rights related to any Company IP to lapse (other than grants of non-exclusive licenses in the ordinary course of business);

(u) not settle any Litigation or enter into any consent decree or settlement agreement with any Governmental Authority, against, or affecting the business of, the Company other than settlements, compromises, consent decrees or settlement agreements that do not provide for injunctive relief against the Company;

(v) not cancel or terminate any material insurance policy naming the Company as a beneficiary or a loss payee unless the same shall be replaced with one or more insurance policies providing coverage reasonably comparable in scope and terms;

(w) not take any action that would reasonably be expected to have the effect of (A) accelerating into pre-Closing periods revenues that would otherwise be payable post-Closing or (B) delaying the payment of accounts payable that would otherwise be payable pre-Closing to post-Closing periods;

(x) not take any action that would reasonably be expected to change the amount of Cash and Cash Equivalents, Funded Indebtedness, Net Working Capital or Transaction Expenses, in each case as of a time after the Reference Time but prior to the Closing (including, for the avoidance of doubt, the payment of any cash dividend or distribution after the Reference Time but prior to the Closing);

(y) not incur, guarantee or otherwise become obligated in respect of any Funded Indebtedness or any letters of credit, banker’s acceptances, performance bonds or note purchase facilities, in each case other than obligations that will be settled or released at or prior to the Closing; or

(z) not agree or commit to do any of the foregoing referred to in clauses (c) - through (p) of this Section 6.2.

Nothing in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.

6.3	Best Efforts; Further Assurances; HSR and Other Filings and Consents.

(a) Subject to Section 6.3(b), each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may reasonably be required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

(b) Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each party shall cooperate fully with each other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that would have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals. If required by the HSR Act or any non-U.S. Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, each party hereto agrees to make an appropriate filing pursuant to the HSR Act and/or such non-U.S. Laws with respect to the transactions contemplated by this Agreement as promptly as practicable after the date hereof (and, with respect to any filing pursuant to the HSR Act, within ten Business Days after the date hereof) and to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act or such non-U.S. Laws. The parties further agree to request early termination of the HSR waiting period. The filing fees associated with the filing under the HSR Act described in this Section 6.3 (“HSR Fees”) shall be paid by Buyer.

(c) Without limiting the generality of Buyer’s undertakings pursuant to this Section 6.3, Buyer and Seller shall use reasonable best efforts to cooperate in (i) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required to be obtained from, any other Governmental Authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; (ii) timely making all such filings and timely obtaining all such consents, permits, authorizations and approvals; and (iii) defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any order of a Governmental Authority (whether temporary, preliminary or permanent) that would prevent the consummation of the Closing.

(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of any party before any Governmental Authority or the staff or regulators of any Governmental Authority in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Buyer, Seller or the Company with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other parties hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Buyer shall give notice to Seller, and Seller shall give notice to Buyer, with respect to any proposed meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other parties with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(e) Seller (with the reasonable cooperation of Buyer) shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are required in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that (i) neither Seller nor Buyer shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested and (ii) for the avoidance of doubt, the obtaining of any such consent or approval shall not be a condition to the consummation of the Closing.

(f) Neither Buyer, nor Seller, nor any of their respective Affiliates shall enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that could reasonably be expected to make it materially more difficult, or to materially increase the time required, to (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other antitrust, competition or trade regulation Law applicable to the transaction contemplated hereby, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated hereby.

6.4	Notification of Certain Events.

Seller and Buyer shall promptly notify the other of any event, fact or circumstance coming to such party’s attention prior to the Closing which would reasonably be expected to result in the failure to satisfy any of the conditions specified in ARTICLE VII. Seller shall promptly notify Buyer if any member of the Seller Group or the Company receives any communication from any Key Customer or Key Supplier that such Key Customer or Key Supplier intends to terminate or materially reduce its business relationship with the Company. Seller agrees to keep Buyer reasonably informed as to any other material developments with respect to the Company’s business relationships with its Key Customers and Key Suppliers.

6.5	Public Announcements.

The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Buyer and Seller. Buyer and Seller shall also develop a joint communications plan for Buyer and Seller to communicate promptly following the initial press release with employees, consultants, customers, suppliers and other Persons having a business relationship with the Company regarding the transactions contemplated hereby. Following such initial press release and prior to the Closing, Buyer and Seller (and its Affiliates) will cooperate with each other regarding the form, content and timing of any other public disclosure or announcement of this Agreement or the transactions contemplated hereby, and the parties will not, and will use commercially reasonable efforts to cause each of their Affiliates and their respective representatives not to, issue or cause the publication of any press release or other public disclosure or announcement with respect to this Agreement, the transactions contemplated by this Agreement, their discussions or any other memoranda, letters or agreements between the parties relating to the transactions contemplated by this Agreement without the prior consent of Buyer and Seller (such consent not to be unreasonably delayed, conditioned or withheld); provided, however, that nothing contained in this Section 6.5 shall prohibit (i) either Seller or Buyer from announcing or otherwise disclosing the existence of this Agreement to any employee, consultant, customer, supplier or other Person having a business relationship with it to the extent reasonably necessary to conduct their businesses in the ordinary course or (ii) any party or any Person related to such party from making any public filing, disclosure or announcement or issuing or publishing any press release that is (x) required by applicable Law or (y) in response to inquiry by any Governmental Authority, so long as such party shall, in each case of (i) and (ii), use commercially reasonable efforts to provide the other parties with the opportunity to review and comment on such disclosure, announcement or press release before it is made, issued or published.

6.6	Indemnification of Directors and Officers.

(a) Buyer agrees that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, a director or officer of the Company, as provided in the organizational documents of the Company as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof and disclosed in Schedule 6.6(a), shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b) Seller shall cause the Company to obtain as of the Closing Date a “tail” insurance policy with a claims period of six years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement). The costs associated with obtaining the “tail” insurance policy described in the immediately preceding sentence (the “D&O Tail Insurance Costs”) shall be paid by the Company and constitute a Transaction Expense.

(c) The obligations of Buyer and the Company under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any director, or officer to whom this Section 6.6 applies without the consent of such affected director, or officer (it being expressly agreed that the directors and officers to whom this Section 6.6 applies shall be third-party beneficiaries of this Section 6.6, each of whom may enforce the provisions of this Section 6.6).

(d) In the event that Buyer, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 6.6.

6.7	Termination of Intercompany Accounts and Agreements.

Seller shall cause all intercompany accounts between the Seller Group, on the one hand, and the Company, on the other hand, to be net settled or otherwise eliminated in a manner permitted by this Agreement and without any further Liability to the Company, except as set forth on Schedule 6.7 or as otherwise agreed to in writing by the parties, effective prior to the Reference Time. Except as set forth on Schedule 6.7, prior to the Reference Time, Seller shall have, and shall have caused its Affiliates to, terminate all Intercompany Agreements without any further Liability to the Company.

6.8	R&W Insurance Policy.

Buyer has bound the representations and warranties insurance policy in the form delivered to Buyer (the “R&W Insurance Policy”) insuring Buyer for Losses due to breaches of representations and warranties of Seller under ARTICLE III and ARTICLE IV. Buyer shall cause the R&W Insurance Policy to provide that the insurer has no subrogation rights against Seller (except for Fraud), and Buyer will not amend the subrogation or third-party beneficiary provisions contained in the R&W Insurance Policy benefitting Seller or otherwise amend or modify the R&W Insurance Policy in a manner adverse to Seller without the prior written consent of Seller. Buyer agrees to pay the total premium and related taxes, fees and expenses for the R&W Insurance Policy. For the avoidance of doubt, Buyer acknowledges and agrees that the effectiveness of the R&W Insurance Policy is not a condition to the Closing and that Buyer shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in ARTICLE VII, to consummate the transactions contemplated by this Agreement.

6.9	Exclusivity.

From the date of this Agreement until the earlier of (i) the Closing and (ii) the termination of this Agreement, Seller shall not (and shall cause the Company not to), and shall cause its Affiliates and representatives not to, directly or indirectly, solicit, initiate, encourage or participate in discussions or negotiations with, or provide any information or assistance to, or enter into any agreement with, any Person or group (other than Buyer and its representatives) concerning any merger, sale of equity, sale of all or substantially all or a material portion of the assets (other than the sale of inventory assets in the ordinary course of business consistent with past practice) of, or other similar transaction involving, the Company (each such transaction, an “Acquisition Transaction”). Seller shall (and shall cause the Company to) and shall cause its Affiliates and representatives to cease and cause to be terminated any existing discussions, communications, access to confidential information (including through any online or other data sites) or negotiations with any Person (other than Buyer and its representatives) conducted heretofore with respect to any Acquisition Transaction. Seller shall, and shall cause its Affiliates to, enforce their respective rights under, and shall not release any third party from the provisions of any confidentiality agreement entered into with any third party regarding a potential Acquisition Transaction.

6.10	Mutual Release and Waiver

(a) Effective upon the Closing, except for claims for Fraud or claims relating to the obligations under this Agreement or any of the Transaction Documents (including pursuant to ARTICLE IX hereof), each of Seller, on behalf of itself and each of its respective Affiliates, predecessors, successors, assigns, and other Persons that have or could potentially derive rights through them, on the one hand, and Buyer and the Company and each of their respective Affiliates, predecessors, successors, assigns, and other Persons that have or could potentially derive rights through them (the “Related Parties”) hereby irrevocably waive, release and discharge Buyer (in the case of Seller) and Seller (in the case of Buyer) and each of its respective officers, directors, employees, partners, members, managers, owners, agents, representatives, heirs, beneficiaries, executors, trustees, administrators, successors and assigns (the “Released Persons”) from any and all liabilities, debts or obligations to the Related Parties of any kind or nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown. Effective upon the Closing, each of Buyer and Seller and their respective Related Parties hereby expressly waive and release any rights and benefits which Buyer or Seller, as applicable, or any Related Party has or may have under any law or rule of any jurisdiction pertaining to the matters released herein and expressly waives and releases any and all rights and benefits conferred upon Buyer or Seller, as applicable, or any Related Party by the provisions of Section 1542 of the California Civil Code (or any similar Laws), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

(b) Each of Buyer and the Company, on the one hand, and Seller, on the other hand, effective upon the Closing, jointly and severally, for themselves and their respective Related Parties, hereby irrevocably covenant to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any action or proceeding of any kind against any Released Person, based on any matter purported to be released hereby.

6.11	Employees; Benefit Plans

(a) During the period commencing at the Closing and ending on the date which is 12 months from the Closing (or if earlier, the date of the employee’s termination of employment with the Company), Buyer shall and shall cause the Company to provide each employee who remains employed immediately after the Closing (each, a “Company Continuing Employee”) with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided to similarly situated employees of Buyer and its Affiliates; (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided to similarly situated employees of Buyer and its Affiliates; and (iv) severance benefits as set forth on Schedule 6.11(a). Effective as of immediately prior to the Closing, Seller shall cause any then-unvested awards in respect of the common stock of Parent (the “Parent Equity Awards”) held by each Company Service Provider to fully vest, with any applicable performance goals deemed satisfied at no less than the target level, and any vested stock options to purchase shares of common stock of Parent held by a Company Service Provider shall remain exercisable for no less than three years following the Closing. Without limiting the generality of the foregoing, effective as of no later than the Closing, Seller shall settle performance-based restricted stock units granted in connection with Seller’s acquisition of the Company for unrestricted common stock of Parent based on the number of shares that would have been earned had performance been achieved at the target level. For the avoidance of doubt, Seller or Parent shall retain or assume, and the Company and Buyer shall not assume or retain, any Liabilities related to the Parent Equity Awards or the issuance of common stock of Parent.

(b) With respect to any employee benefit plan maintained by Buyer or its Subsidiaries (collectively, “Buyer Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Closing, Buyer shall, or shall cause the Company to, recognize all service of the Company Continuing Employees with the Company as if such service were with Buyer, for vesting and eligibility purposes in any Buyer Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Closing Date; provided, however, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Benefit Plan. In addition, subject to the terms of the applicable Buyer Benefit Plan, Buyer shall use commercially reasonable efforts to (x) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Company Continuing Employees under any Buyer Benefit Plan that is a group health plan in which such Company Continuing Employees may be eligible to participate after the Closing and (y) provide each Company Continuing Employee with credit for any co-payments and deductibles paid during the plan year in which the Closing occurs in satisfying any applicable deductible or out-of-pocket requirements under any Buyer Benefit Plans that are group health plans in which such Company Continuing Employee is eligible to participate after the Closing.

(c) This Section 6.11 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.11, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 6.11. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 6.11 shall not create any right in any employee or any other Person to any continued employment with the Company, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever.

6.12	Financing Efforts.

(a) Buyer shall use its reasonable best efforts to cause the Financing to be available at the Closing, including using reasonable best efforts to (i) maintain in effect the Equity Commitment Letters, (ii) maintain in effect the Debt Commitment Letters, and (iii) negotiate definitive agreements with respect to the Debt Financing (the “Definitive Debt Financing Agreements”) and, if applicable, definitive agreements with respect to the Equity Financing (together with the Definitive Debt Financing Agreements, the “Definitive Agreements”) consistent with the terms contained in the applicable Commitment Letters (iv) satisfy on a timely basis (or if deemed advisable by Buyer, obtain a waiver of) all conditions in the Commitment Letters and the Definitive Debt Financing Agreements, in each case that are within its control, and comply with its obligations thereunder, and (v) at the Closing, subject to the terms and conditions of this Agreement, consummate the Financing as is contemplated by the Commitment Letters. Without limiting the foregoing, in the event that all conditions in the Commitment Letters have been satisfied, or upon funding will be satisfied, and all of the conditions to the Closing in Sections 7.1, 7.2 and 7.3 have been satisfied or waived by the applicable party hereto, Buyer shall use reasonable best efforts to cause the Financing Entities to provide the Financing on the Closing Date.

(b) Buyer shall not, without the prior written consent of Seller, enter into any amendment, replacement, supplement or other modification to, or any waiver of any provision or remedy under, any of the Commitment Letters if such amendment, replacement, supplement, modification or waiver (i) adds new (or adversely modifies or expands any existing) conditions to the consummation of all or any portion of the Financing as compared to those in the applicable Commitment Letter as in effect on the date of this Agreement or (ii) reduces, or would have the effect of reducing, including by increasing the amount of fees to be paid or original issuance discount, the amount of the Financing intended to be funded at Closing, or (iii) would reasonably be expected to prevent, impede or delay the consummation of the Financing, and the transactions contemplated by this Agreement to be consummated at Closing (it being understood and agreed that an amendment, replacement, supplement or other modification of the Commitment Letters to add investors, lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letters as of the date of this Agreement would not reasonably be expected to prevent, materially impede or delay the consummation of the Financing or the transactions contemplated by this Agreement or the availability of the Financing under the Commitment Letters). Buyer shall promptly deliver to Seller copies of any amendment, replacement, supplement, modification or waiver to either Commitment Letter.

(c) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Buyer will promptly use reasonable best efforts to obtain alternative debt financing (in an amount sufficient to consummate the transactions contemplated by this Agreement) from the same or other sources (“Replacement Financing”) on terms and conditions that are at least as favorable to Buyer as those contained in the Debt Commitment Letters and the related fee letters as of the date hereof. For purposes of this Agreement, (A) the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any debt financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question) and (B) the term “Financing Entities” shall be deemed to include any financing sources with respect to any debt financing arranged in compliance herewith and (C) the term “Debt Financing” shall be deemed to include any Replacement Financing and any other financing that is arranged in compliance herewith and replaces or supplements the Debt Financing contemplated by the Debt Commitment Letters as of the date hereof. Buyer shall provide Seller with prompt written notice (i) of any actual or threatened (in writing) breach, default, repudiation or termination by any party to any Debt Commitment Letter that Buyer is aware of or (ii) at any time for any reason Buyer believes in good faith that it will not be able to obtain the Financing on the terms and conditions in the manner or from the sources contemplated by any of the Debt Commitment Letters.

(d) Seller shall and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its and their respective representatives to provide all cooperation that is necessary, customary or advisable and requested by Buyer to assist Buyer in arranging, obtaining and syndicating any of the Financing including, without limitation, by (i) making senior management (including Key Employees) of the Company available to participate at reasonable times in a reasonable number of meetings, presentations, road shows and due diligence sessions that are requested a reasonable time period in advance with proposed lenders, underwriters, initial purchasers or placement agents, and in sessions with rating agencies, (ii) providing reasonable and timely assistance to Buyer and the Financing Parties in their preparation of (1) materials for lender presentations, confidential information memoranda (public and non-public), offering memoranda, prospectuses and similar documents customary or required in connection with the Financing and (2) customary pro forma financial statements reflecting the purchase and sale contemplated herein and the Financing (it being understood that nothing in this Section 6.12(d) shall require the Seller to prepare any pro forma financial statements), (iii) as promptly as practicable on an ongoing basis, furnishing Buyer with such financial and other information relating to the Company as is customary or reasonably necessary for the arrangement, syndication and completion of the Financing including the unaudited consolidated balance sheet and consolidated statements of income and cash flows of the Company as of and for each month ended at least 45 days prior to the Closing, (iv) cooperating in and facilitating reasonable due diligence by the Financing Parties (including by providing due diligence materials reasonably requested by the Financing Parties) and taking all actions reasonably necessary (x) to allow the Financing Parties to evaluate the Company’s current assets, properties, inventory, cash management and accounting systems, and policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent reasonable (including cooperating in and facilitating and completion of field examinations, collateral audits, asset appraisals and surveys, in each case, during normal business hours and upon reasonable written request, and providing reasonable access to Buyer and its representatives to all applicable real property) and (y) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the Financing (it being understood that signatures to such agreements shall be held in escrow prior to the Closing, and such agreements shall only be effective after the occurrence of the Closing Date), (v) if requested in writing by Buyer at least eight Business Days prior to the Closing Date, furnish to Buyer and the Financing Parties all information regarding the Company that is requested by Buyer and required in connection with the Financing by regulatory authorities under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, at least five Business Days prior to the Closing Date, (vii) executing and delivering definitive financing documents, including any pledge and security documents, any loan agreements, guarantees, currency or interest hedging agreements, certificates, and other definitive financing documents (it being understood that, in each case, signatures to such agreements shall be held in escrow prior to the Closing and such agreements shall only be effective from and after the occurrence of the Closing), and in each case assisting in the preparation thereof and of applicable schedules and other information necessary in connection therewith, (viii) providing customary authorization letters authorizing the distribution of information to prospective lenders and containing customary representations, and (ix) using reasonable best efforts to facilitate the pledging of collateral (including delivery of stock and other equity certificates of the Company on the Closing Date).

(e) The Seller and its Subsidiaries shall deliver all notices and take other actions required to facilitate the termination of the Company’s commitments, obligations and liabilities under the Parent ABL Facility and the Indentures, and release of any Liens and guarantees in connection therewith on the Closing Date. The Seller shall furnish to the Buyer no later than one (1) Business Day prior to the Closing a termination letter or other definitive agreement (together with all customary or required evidence of lien releases) (the “Payoff Documents”) in substantially final form and in form and substance reasonably satisfactory to Buyer from the applicable agent, trustee or other representative on behalf of all the Persons or financial institutions to which such indebtedness is owed stating that all obligations (including guarantees) in respect thereof and Liens in connection therewith on the assets of the Company and the shares of capital stock of the Company (including the Shares) shall be, substantially concurrently with the Closing, irrevocably released and terminated, or arrangements satisfactory to Buyer for such release shall have been made by such time, and providing for and effecting the release of record of all such Liens substantially concurrently with the Closing.

(f) Notwithstanding any other provision of this Agreement to the contrary, nothing in the foregoing Section 6.12 will require the Seller or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees (including any commitment or similar fees) or reimburse any expenses prior to the Closing, (ii) enter into, or have any liability or obligation under, any Definitive Agreement, certificate or other document that is effective prior to the Closing (other than delivery of customary authorization letters in connection with the Financing) or pass resolutions or consents to approve or authorize the execution of the Financing (other than any such resolutions, consents or approvals executed by a Person in their capacity as holder of the office(s) which such Person will hold following the Closing), (iii) take any action that, in the good faith determination of the Seller, would unreasonably interfere with the conduct of the business of the Seller or any of its Subsidiaries, (iv) provide any information the disclosure of which is prohibited or restricted under material applicable Law or that, on the advice of counsel would violate any attorney-client privilege or any confidentiality obligation binding on the Seller or any of its Subsidiaries (provided that in each case the parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements to the extent possible), (v) be required to give any indemnities in connection with the Financing (except, in the case of the Company, for indemnities in the Definitive Agreements that are effective from and after the Closing), (vi) provide any legal opinion or other opinion of counsel, (vii) take any action that would reasonably be expected to conflict with, result in a violation of, or result in a breach of or a default under any material Laws applicable to the Seller or any of its Subsidiaries or (viii) take any action that could reasonably be expected to result in personal liability to any officer or other representative of the Seller or any of its Subsidiaries.

(g) Buyer shall, promptly upon request by the Seller, reimburse the Seller for all reasonable and documented out-of-pocket costs (including reasonable and documented attorney’s fees and expenses) incurred by the Seller or any of its Subsidiaries in connection with the cooperation described above in this Section 6.12. Buyer shall indemnify and hold harmless the Seller and its Subsidiaries and their respective representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than information provided by the Seller or any of its Subsidiaries), in each case, except to the extent such liabilities or losses are suffered or incurred directly as a result of the bad faith, gross negligence, or willful misconduct by the Company or any of its Subsidiaries or, in each case, their respective representatives.

(h) Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, all non-public or other confidential information provided by Seller, the Company or any of their respective representatives to Buyer pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Buyer will be permitted to disclose such information to any Financing Parties or prospective Financing Parties (and, in each case, to their respective counsel and auditors) so long as such information is furnished by Buyer subject to customary confidentiality undertakings in connection with the Financing.

6.13	Non-Solicitation; Non-Competition; Confidentiality.

(a) For a period of two (2) years from the Closing Date, without the prior written consent of Buyer, with respect to each employee of the Company as of immediately following the Closing (for the purposes of this Section 6.13(a), each a “Covered Person”), Seller agrees that none of Seller or any other member of the Seller Group will solicit for employment or engagement, or hire or engage (whether as an employee, consultant or otherwise) any Covered Person or knowingly encourage, aid or induce any Covered Person to leave his or her employment with Buyer or the Company; provided that the Seller Group shall not be restricted from (i) soliciting for employment or hiring any Covered Person who has been terminated by Buyer or the Company prior to any solicitation or (ii) making general solicitations for employment not specifically targeted at Covered Persons or hiring any person who responds to such solicitations.

(b) For a period of four (4) years from the Closing Date, except as permitted by Section 6.13(c), neither Seller nor any other member of the Seller Group shall, directly or indirectly (including through any licenses, reorganizations, sales, transfers or grants of assets or rights or other transactions), in the United States or Canada, operate, engage or participate in, carry on in any manner, or have an ownership interest in any Person engaged in, any Competing Business.

(c) Section 6.13(b) shall not preclude, prohibit or restrict Seller or any member of Seller Group from owning five percent (5%) or less of the outstanding publicly traded securities and voting power of any Person engaged in the business of the Company, so long as neither Seller nor any of its Affiliates or its or their respective directors, officers or employees exercise management or control functions with respect to such Person.

(d) For five (5) years after the Closing, unless Buyer has otherwise consented in writing, Seller shall, and shall cause its Affiliates to, retain in confidence any and all confidential, proprietary and trade secret information to the extent related to the business of the Company, and shall not disclose such information to any other Person; provided that the foregoing restrictions shall not apply to any information (i) that is or becomes generally available to the public other than as a result of disclosure in violation of this Section 6.13(d), (ii) is required to be disclosed by applicable Law or to a Governmental Authority (provided, to the extent legally permissible and if circumstances permit, Seller or its Affiliates inform Buyer of such requirement prior to any such disclosures) or (iii) that Seller or any of its Affiliates receives after the Closing from a source that is not known (after reasonably inquiry) by Seller or its Affiliates to be under any obligation of confidentiality to Buyer or its Affiliates with respect to such information.

(e) If, at the time of enforcement of any covenant contained in this Section 6.13, a court or other Governmental Authority shall hold that the duration or scope stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration or scope reasonable under such circumstances shall be substituted for the stated duration or scope and that the court or other Governmental Authority shall be allowed and directed to revise the restrictions contained herein to cover the maximum period and scope permitted by applicable Law.

6.14	Payments from Third Parties; Mail; Further Assurances.

(a) In the event that, on or after the Closing Date, either party shall (i) receive any payments or other funds due to the other, then the party receiving such funds shall promptly forward such funds to the proper party and (ii) make a payment to any Person on behalf of the other party, then the party on behalf of whom such payment was made agrees to promptly reimburse the party making such payment. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under this Agreement or any of the Transaction Documents.

(b) Seller, on the one hand, and Buyer, on the other hand, on behalf of itself and its Affiliates, authorizes Seller and its Affiliates (and their respective officers, directors, employees and agents), on the one hand, and Buyer and its Affiliates (and their respective officers, directors, employees and agents), on the other hand, as the case may be, if any such Person receives any mail, package or other communication intended for another party or such party’s Affiliates or another Person and it is not readily apparent that such is the case, to open such communications and to retain the same to the extent that they relate to the business of the receiving party. To the extent that any such communications relate to the business of the non-receiving party, the receiving party shall promptly deliver such mail, packages or other communications (or, in case the same relate to both businesses, copies thereof) to the other party. No party shall open mail unambiguously intended for another party and marked confidential or proprietary. The provisions of this Section 6.14(b) are not intended to, and shall not be deemed to, constitute an authorization by a party to permit another party to accept service of process on its behalf, and no party is or shall be deemed to be the agent of another party for service of process purposes.

(c) Each party to this Agreement shall, at the request of the other, at any time and from time to time following the Closing Date, execute and deliver to the requesting party such further documents and instruments, and take such further action as such party reasonably requests in order to give effect to the transactions contemplated by this Agreement and the Transaction Documents.

6.15	Insurance Matters.

(a) Buyer shall use commercially reasonable efforts to put in place its own insurance policies to replace the Policies that are held by and in the name of Seller and its Affiliates other than the Company (the “Seller Insurance Policies”) as promptly as practicable following the Closing.

(b) the Company shall remain entitled to all rights under any Seller Insurance Policies with respect to any claim, act, omission, event, circumstance, occurrence, loss or allegation of wrongful act that occurred or existed prior to the Closing Date (a “Pre-Closing Date Event”), and to the extent Buyer so requests, Seller shall file and use commercially reasonable efforts to pursue on behalf of the Company claims under occurrence-based Seller Insurance Policies that were in effect at any time prior to the Closing (the “Occurrence Policies”), in respect of any loss or liability to the extent insured under the terms and conditions of any Occurrence Policy (whether or not subject to deductibles or self-insured retentions) and arising from a Pre-Closing Date Event, regardless of when such claim is reported (a “Company Occurrence-Based Claim”).

(c) Buyer shall be entitled to all insurance proceeds resulting from or arising out of any Company Occurrence-Based Claim. If the Seller Insurance Policies have either a deductible or self-insurance retention specific to an individual claim, then Seller and Buyer agree that the applicable deductible or self-insurance retention will be borne by Buyer.

(d) Seller shall maintain responsibility for claims administration with respect to any Company Occurrence-Based Claim; provided that Seller may not enter into any settlement, provide any release to any insurance carrier or otherwise waive any of its rights under the applicable Company Occurrence-Based Policy, in each case with respect to such Company Occurrence-Based Claim without the prior written consent of Buyer. Buyer agrees to reimburse, upon the request of Seller, Seller for any reasonable out of pocket expenses incurred after the Closing Date by Seller associated with pursuing such Buyer-initiated claims.

6.16	Seller Marks.

Seller hereby grants on behalf of itself and its Affiliates, to the Company a limited, non-exclusive, non-transferable, non-assignable, non-sublicensable right and license, during ninety (90) day period after the Closing, to use the Seller Marks solely on the Materials that exist as of the date of this Agreement in connection with the business of the Company in substantially the same manner as such Seller Marks and Materials were used in connection with the business of the Company prior to the Closing and solely to the extent any such inventory of Materials bearing the Seller Marks remains with the Company as of the Closing; the Company shall not create any additional Materials bearing the Seller Marks after the Closing Date. Buyer and its Affiliates (including the Company) are not purchasing, acquiring or otherwise obtaining any right, title or interest in Seller Marks, except for the limited right for the Company to use such Seller Marks as expressly set forth in the immediately preceding sentence. Nothing set forth in the foregoing shall limit Company’s nominative use of the Seller Marks, including for the purposes of referencing the transactions contemplated hereby or other uses that would not constitute trademark infringement.

6.17	Transition Services; Supply Agreement.

(a) If after the date hereof until the date that is one-hundred eighty (180) days after the Closing Date, the Company (or, if prior to the Closing, Buyer) identifies a service that was provided by Seller or its Affiliates in connection with the operation of the business of the Company in the one-year period preceding the Closing Date (which services may include corporate services provided by Seller or its Affiliates and services provided pursuant to third-party contracts, shared between the Company, on the one hand, and Seller or its Affiliates, on the other hand), and the Company (or, if prior to the Closing, Buyer) reasonably determines in good faith that it needs such service in connection with the operation of the business of the Company (as conducted immediately after the Closing), Buyer and Seller shall work in good faith to negotiate a customary transition services agreement that would provide the Company with such services, at the Company’s sole reasonable cost for a period of up to 180 days.

(b) The parties shall work in good faith to negotiate a Supply Agreement prior to the Closing Date; provided, if the parties do not enter into a Supply Agreement by the Closing Date, the supplier relationship between the Company and DS Services with respect to purchases by DS Services of products from the Company shall continue on terms, including with respect to the products, pricing (and pricing changes), volume, exclusivity, quality and standard of care consistent in all material respects with past practice during the one-year period prior to the date of this Agreement until the earlier of (i) such time as the Company and DS Services enter into a Supply Agreement or (ii) the one year anniversary of the Closing Date.

6.18	Parent Guarantee.

Parent hereby irrevocably and unconditionally guarantees to the Buyer the payment and performance by Seller of its covenants, obligations, liabilities and agreements under this Agreement and the Transaction Documents, when and as the same shall become due and payable in accordance with the terms and conditions of this Agreement and the Transaction Documents, as applicable (the “Guaranteed Obligations”). Parent acknowledges and agrees that such guaranty shall be a guaranty of payment and performance and not of collection, and is to remain in force until all obligations of Seller under this Agreement and the Transaction Documents shall have been performed or satisfied in full. The liability of Parent under this Agreement shall not be released or diminished by any variation of the terms of this Agreement or the Transaction Documents (whether or not agreed by Parent), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance. If Seller shall default in the due and punctual payment or performance of the Guaranteed Obligations, Parent will upon demand by Buyer forthwith make full payment or performance of the Guaranteed Obligations to the appropriate Person pursuant to the terms of this Agreement and/or the Transaction Documents, as applicable. No setoff, counterclaim, reduction or diminution of any obligation of any kind or nature which Parent may have or assert against Buyer shall be available hereunder to the Parent against the Seller. The Parent’s guarantee hereunder is unconditional irrespective of any change in the corporate existence, structure or ownership of Seller, or any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Seller or its assets. Parent waives notice of the Sellers’ acceptance of and reliance on this guarantee. Parent further waives any right it may have to (a) require Buyer to proceed against or exhaust any right against Seller or any other Person, or (b) require Buyer to pursue any other remedy within their power and Parent agrees that all of its obligations under this guarantee are independent of the obligations of the Seller and that a separate action may be brought against Parent whether or not an action is commenced against Seller. Parent waives any defense arising by reason of any incapacity, disability, lack of authority or power, or other defense of Seller based on or arising out of the lack of validity or the unenforceability of this guarantee or any agreement or instrument relating thereto. Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and the Transaction Documents and that the waivers set forth in this Section 6.18 are made knowingly in contemplation of such benefits. Parent represents and warrants to Buyer as follows that (I) it is duly organized, validly existing and in good standing under the laws of Canada, (II) it has all necessary power and authority to execute and deliver and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby or thereby in accordance with the terms hereof or thereof, (III) the execution, delivery and performance by Parent of its obligations pursuant to this Agreement and each of the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby or thereby have been duly and validly authorized by all necessary action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize the execution, delivery or performance of this Agreement and the applicable Transaction Documents and (IV) this Agreement and each of the Transaction Documents to which it is a party have been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the General Enforceability Exceptions.

6.19	Cash and Derivative Management.

(a) Prior to the Reference Time, Seller shall cause the Company to distribute to Seller immediately available Cash and Cash Equivalents, subject to retaining a reasonable amount of Cash and Cash Equivalents in consultation with Buyer that is necessary to operate the business of the Company in the ordinary course immediately following the Closing, including Cash and Cash Equivalents posted as margin in respect of coffee futures. For the avoidance of doubt, the term “consultation with Buyer” shall not provide Buyer any consent or control right over the actions of the Company described in this Section 6.19.

(b) Seller shall manage the Company’s portfolio of coffee hedges and futures between the date hereof and Closing in consultation with Buyer and in a manner that preserves the inherent value to the Company of such coffee hedges and futures and minimizes disruption to the Company’s business, as described on Schedule 6.19(b).

6.20	Closing Deliveries.

(a) At or prior to the Closing, Buyer shall deliver to Seller:

(i) certificates of the Secretary of State of Buyer’s jurisdiction of incorporation, dated within five Business Days of the Closing Date as to the good standing of Buyer in such jurisdiction;

(ii) the Estimated Purchase Price in accordance with ARTICLE II; and

(iii) a certificate of Buyer, as provided in Section 7.3(c).

(b) At or prior to the Closing, Seller shall deliver to Buyer:

(i) stock certificates representing all of the Shares, in each case accompanied by stock powers duly executed in blank;

(ii) a certificate of Seller, as provided in Section 7.2(c);

(iii) certificates of the Secretary of State of the applicable jurisdiction of incorporation dated within five Business Days of the Closing Date as to the good standing of the Company in such jurisdiction;

(iv) a properly completed and duly executed IRS Form W-9 of Seller;

(v) unless otherwise requested by Buyer, written resignations of each director and officer of the Company: (it being understood that such resignation shall not constitute a voluntary termination of employment under any employment agreement or Benefit Plan applicable to such individual’s status as an officer or director of the Company and, with respect to such officers, shall relate solely and exclusively to their constitutional officer position and not to any position of employment); and

(vi) the Payoff Documents.

ARTICLE VII

CONDITIONS TO CLOSING

7.1	Mutual Conditions.

The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a) No Injunction. At the Closing there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or Governmental Authority of competent jurisdiction to the effect that the transactions contemplated hereby may not be consummated as herein provided.

(b) Antitrust Clearances. (a) Any waiting period under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

7.2	Conditions to the Obligations of Buyer.

The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment prior to or at Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Buyer to the extent permitted by applicable Law:

(a) Representations and Warranties. (i) all of the Fundamental Representations shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or as of the specific date referred to for any representation or warranty which refers to a specific date), and (ii) all of the other representations and warranties made by Seller in this Agreement shall be true and correct in all respects (without giving effect to any materiality, Material Adverse Effect or similar qualifiers) as of the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or as of the specific date referred to for any representation or warranty which refers to a specific date), except for failures to be so true and correct as would not have a Material Adverse Effect.

(b) Covenants. Seller and the Company shall have performed, in all material respects, all of the covenants and obligations which are to be performed by them under the terms of this Agreement at or prior to the Closing, except those covenants of Seller and the Company in Section 6.20(b) shall have been performed in all respects.

(c) Closing Certificate. Seller shall have delivered to Buyer a certificate signed by an officer of Seller, dated as of the Closing Date, to the effect that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3	Conditions to the Obligations of Seller.

The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part by Seller to the extent permitted by applicable Law:

(a) Representations and Warranties. All of the representations and warranties made by Buyer in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though such representations and warranties were made as of the Closing Date (or as of the specific date referred to for any representation or warranty which refers to a specific date), except to the extent the failure of such representations and warranties to be true and correct as of such dates, does not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) Covenants. Buyer shall have performed, in all material respects, all of the covenants and obligations which are to be performed by it under the terms of this Agreement at or prior to the Closing, except those covenants of Buyer in Section 6.20(a) shall have been performed in all respects.

(c) Closing Certificate. Buyer shall have delivered to Seller a certificate, signed by an officer of Buyer, dated as of the Closing Date, to the effect that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4	Frustration of Closing Conditions.

No party may rely on the failure of any condition set forth in this ARTICLE VII to be satisfied if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1	Termination.

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to Closing:

(a) by mutual written consent of Buyer and Seller;

(b) by either Buyer or Seller, if the Closing shall not have been consummated on or before 180 days after the date hereof (the “Termination Date”), unless extended by written agreement of the parties hereto; provided further, however, that the right to terminate this Agreement and abandon the transactions contemplated hereby under this paragraph shall not be available to any party whose failure to fulfill or comply with any obligation or covenant under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or prior to such date;

(c) by either Buyer or Seller by written notice given to the other, if there has been a breach by (i) Buyer, in the case of notice from Seller or (ii) Seller or the Company, in the case of notice from Buyer, of any of the representations, warranties, covenants or agreements made by such Person in this Agreement which would result in the failure to satisfy any of the applicable conditions specified in ARTICLE VII; in each case, provided that such breach has not been cured within 30 days of such written notice; provided further that the party giving notice is not then in material breach of this Agreement;

(d) by either Buyer or Seller, if any Governmental Authority shall have issued an order, decree or ruling or taken any other action enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate pursuant to this Section 8.1(d) shall have used all such efforts specified in Section 6.3 and otherwise used all reasonable best efforts to remove such order, decree or ruling; or

(e) by Seller if (i) the Closing shall not have been consummated on or before the date that is the later of (A) the date that is three (3) Business Days after the date of the delivery of the confirmation contemplated by clause (iii) of this Section 8.1(e) and (B) the date that the Closing is required to be consummated by Section 2.2, (ii) all of the conditions to the Closing set forth in Article VII have been satisfied or waived at the time of such termination if the Closing were held at the time of such termination (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied) and (iii) Seller has irrevocably confirmed by written notice to Buyer that it stands ready, willing and able to consummate the Closing on the date required by Section 2.2 and at the time of termination.

8.2	Effect of Termination.

(a) If this Agreement is terminated by Seller pursuant to Section 8.1(c) (for willful breach by Buyer) or Section 8.1(e) then the Buyer Termination Fee shall be payable in accordance with this Section 8.2(a). For purposes of this Agreement, “Buyer Termination Fee” means an amount in cash equal to $15,000,000. In the event the Buyer Termination Fee is payable, such fee shall be paid by Buyer to Seller in cash, by wire transfer of immediately available funds to an account or accounts designated by Seller, within two Business Days after the date on which this Agreement is terminated.

(b) If this Agreement is terminated pursuant to Section 8.1, all rights and obligations of the parties hereunder shall terminate and no party shall have any liability to the other party, provided that (i) the obligations of the parties hereto in Section 6.1(b), Section 6.5, ARTICLE X and this ARTICLE VIII shall survive the termination of this Agreement and (ii) except as set forth in Section 8.2(a), (c) and (d), such termination shall not relieve any party of liability for any willful breaches of any representation, warranty, covenant or agreement set forth in this Agreement.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 10.14, each of the Parties hereto expressly acknowledges and agrees that Seller’s right to terminate this Agreement and to receive payment of the Buyer Termination Fee pursuant to Section 8.2(a) in the circumstance where Seller has terminated this Agreement pursuant to Section 8.1(c) (for willful breach by Buyer) or Section 8.1(e) shall constitute the sole and exclusive remedy of Seller, the Company and their respective Affiliates against Buyer and its Affiliates (and any Financing Party) for all losses and damages in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or no reason) or any breach of any representation, warranty, obligation, covenant or agreement, or otherwise in respect of this Agreement or such transactions or any written or oral representation made or alleged to be made in connection herewith, and except for payment of the Buyer Termination Fee to Seller pursuant to Section 8.2(a) , which recourse, in each case, shall be sought solely against Buyer to the extent provided herein and subject to the limitations set forth herein (or the Financing Entities under the Equity Commitment Letters or any guarantee provided by them in connection with the Cash Equity, to the extent provided therein and subject to the limitations therein), none of Buyer and its Affiliates shall have any liability or obligation to Seller, the Company or their respective Affiliates relating to or arising out of this Agreement, the Commitment Letters, the Financing (including the availability or unavailability thereof) or the transactions contemplated hereby or thereby and none of Seller, the Company or their respective Affiliates shall seek or be entitled to recover any other damages or seek any other remedy, whether based on a claim at Law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement, the Commitment Letters, the Financing (including the availability or unavailability thereof) or the transactions contemplated hereby or thereby or any written or oral representation made or alleged to be made in connection herewith.

(d) While Seller may pursue both a grant of specific performance or other equitable relief under Section 10.14 and the payment of the Buyer Termination Fee under Section 8.2(a), under no circumstances shall Seller, the Company or their respective Affiliates be permitted or entitled to receive both a grant of specific performance that results in the Closing occurring and the Buyer Termination Fee in connection with this Agreement or any termination of this Agreement. In no event shall Seller or the Company be entitled, under any circumstances, to recover, and Buyer shall not be obligated to pay, the Buyer Termination Fee more than once.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

9.1	Survival.

The representations and warranties of the parties contained in this Agreement and in any certificate delivered pursuant to this Agreement shall terminate upon the Closing. The covenants and agreements of the Company, Seller and Buyer contained in this Agreement that are to be performed at or prior to the Closing shall survive the Closing for a period of six (6) months beginning on the Closing Date. Any covenant or agreement contained in this Agreement that requires performance after the Closing Date shall survive the Closing in accordance with its terms.

9.2	General Indemnification.

(a) Following the Closing and subject to Section 9.4 and the other limitations in this ARTICLE IX, Seller agrees to indemnify, defend and hold harmless Buyer, the Company and/or their respective officers, directors, employees, affiliates and/or agents (each a “Buyer Indemnitee” and together the “Buyer Indemnitees”) from and against any and all damages, losses, liabilities, obligations, claims of any kind, interest or expenses (including reasonable attorneys’ fees and expenses) (“Losses”) incurred or suffered by any of them after the Closing Date as a result of or arising out of (i) any breach by Seller or the Company of any of its covenants or agreements contained herein or (ii) any Liabilities to the extent relating to or arising out of the businesses of the Seller Group other than the business, or ownership of, the Company (other than in respect of obligations of the Buyer Indemnitees under this Agreement or any Transaction Document).

(b) Following the Closing and subject to Section 9.4 and the other limitations in this ARTICLE IX, each of Buyer and the Company agrees to indemnify, defend and hold harmless Seller and each of its officers, directors, stockholders, partners, members, managers, employees, affiliates and/or agents (each a “Seller Indemnitee” and together the “Seller Indemnitees”) from and against any Losses that are incurred or suffered by any of them as a result of or arising out of (i) any breach by Buyer of any of its covenants or agreements contained herein or (ii) any Liabilities to the extent relating to or arising out of the businesses of, or ownership of, the Company (other than in respect of obligations of the Seller Indemnitees under this Agreement or any Transaction Document).

9.3	Notice of Claims; Third Party Claims.

(a) If any person or entity entitled to indemnification pursuant to Section 9.2 hereof (an “Indemnified Party”) (i) receives notice of any claim, action, suit or proceeding by a third party other than a Tax Contest (which shall be governed by Section 10.5(f)) (a “Third Party Claim”) or (ii) sustains any Loss not involving a Third Party Claim, in each case which such Indemnified Party reasonably believes may give rise to a claim for indemnification from a Responsible Party hereunder and if such Indemnified Party intends to seek indemnity with respect thereto under this ARTICLE IX, such Indemnified Party shall promptly notify the party obligated to indemnify such Indemnified Party (or, in the case of a Buyer Indemnitee seeking indemnification, such Buyer Indemnitee shall promptly notify Seller) (such notified party, the “Responsible Party”) in writing in reasonable detail of such claims; provided that the failure to so notify shall not relieve the Responsible Party of its obligations hereunder, except to the extent that the Responsible Party is actually prejudiced thereby.

(b) The Responsible Party will be entitled, by notice delivered to the Indemnified Party within 30 days of the receipt of notice of any Third Party Claim, to contest, defend, litigate or settle any Third Party Claim. The Indemnified Party shall have the right to participate in (but not control), and to be represented by counsel (at its own expense) in any such contest, defense, litigation or settlement conducted by the Responsible Party.

(c) The Responsible Party, if it shall have assumed the defense of any Third Party Claim as provided in this Agreement, shall (i) conduct the defense of such Third Party Claim with reasonable diligence and keep the Indemnified Party reasonably informed of material developments in the Third Party Claim that materially affect the Indemnified Party and (ii) not consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the Responsible Party may, without the prior written consent of the Indemnified Party, consent to such a settlement or entry of judgment to the extent it (x) includes an unconditional release of the Indemnified Party of all liability (including, for the avoidance of doubt, any monetary damages or injunctive relief) with respect to such Third Party Claim and (y) does not involve any finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party.

(d) If an Indemnified Party is entitled to indemnification against a Third Party Claim, and the Responsible Party fails to accept a tender of, or assume the defense of, a Third Party Claim pursuant to this Section 9.3, the Indemnified Party shall have the right, without prejudice to its right of indemnification hereunder, in its discretion exercised in good faith, to contest, defend and litigate such Third Party Claim, and (with the prior written consent of the Responsible Party, not to be unreasonably withheld, conditioned or delayed) may settle such Third Party Claim either before or after the initiation of litigation, at such time and upon such terms as the Indemnified Party deems fair and reasonable, provided, however, that prior to any such settlement, written notice of its intention to settle is given to the Responsible Party and the Responsible Party gives its prior written consent to the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(e) Any Indemnified Party shall cooperate in all reasonable respects with the Responsible Party and its attorneys in the investigation, trial and defense of any Third Party Claim and any appeal arising therefrom and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Responsible Party and its agents and representatives to, and reasonable retention by the Indemnified Party of, records and information which have been identified by the Responsible Party as being reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties shall cooperate with each other in any notifications to insurers.

(f) Each Indemnified Party shall use commercially reasonable efforts to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(g) The parties agree that the provisions in this Agreement relating to indemnification, and the limits imposed on Buyer Indemnitees’ or Seller Indemnitee’ remedies with respect to this Agreement and the transactions contemplated hereby, were specifically bargained for between sophisticated parties (after consultation with their advisors) and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder.

(h) In the event of any conflict between this Section 9.3 and Section 10.5(f), Section 10.5(f) shall control.

9.4	Limitations on Indemnification Obligations.

(a) The amount of any Losses for which the Buyer Indemnitees may be entitled to indemnification pursuant to the provisions of Section 9.2(a) will be determined net of the amount of any Losses to the extent such Losses were included as a liability in the calculation of Net Working Capital.

(b) To the extent permitted by applicable Law, in no event shall Seller or any of its Affiliates, on the one hand, or Buyer or any of its Affiliates, on the other hand, be liable to Buyer or any Buyer Indemnitee or Seller or any Seller Indemnitee, as applicable, for, and the definition of “Losses” shall exclude, any (i) punitive damages; or (ii) any indirect, special or consequential losses that are not a reasonably foreseeable result of the matter giving rise to a claim for indemnification hereunder, in each case unless any such damages are of a third party and are actually assessed against an Indemnified Party in a valid Third Party Claim for which indemnification is available hereunder. Other than with respect to any valid Third Party Claim, this limitation shall apply regardless of whether any Litigation, claim or demand seeking or related to any of the foregoing damages is based on breach of contract, breach of warranty, tort or otherwise, and shall apply even where such damages (or the events giving rise to such damages) are caused, in whole or in part, by the negligence, gross negligence or acts and omissions of Seller or Buyer or any of their respective Affiliates. This Section 9.4(b) shall survive termination or cancellation of this Agreement.

(c) The amount of any and all Losses indemnified pursuant to Section 9.2 will be (i) determined net of an amount equal to any Tax savings or benefits actually realized in cash for the taxable year in which such Losses are incurred or for any taxable year ending before the date on which the indemnification payment is made pursuant to this Article IX by the Indemnified Party, in each case, that is attributable to any deduction, loss, credit or other Tax saving or benefit resulting from or arising out of such Losses, provided that the Responsible Party shall pay to the Indemnified Party an amount equal to any such Tax benefit (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event such Tax benefit is disallowed and (ii) increased by any Taxes or reduction in refund (including any interest with respect thereto) of any Indemnified Party resulting from or arising out of the receipt of any payment pursuant to Section 9.2.

(d) The amount of any and all Losses will be determined net of (A) any liabilities to the extent included as a deduction in the calculation of the Final Statement of Purchase Price with respect to the matters to which such Losses relate, and (B) any amounts to the extent actually recovered by the Buyer Indemnitees net of any costs of recovery.

9.5	Adjustments to Purchase Price.

Unless otherwise required by applicable Law, all payments made pursuant to this ARTICLE IX or Section 2.3(e) shall be treated as an adjustment to the Purchase Price hereunder for all purposes (including federal income Tax purposes).

ARTICLE X

MISCELLANEOUS

10.1	Notices.

All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by email or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given and delivered when so delivered personally, or if sent by email upon such transmission, or if mailed by overnight courier service guaranteeing next day delivery, one Business Day after deposited with such service, or if mailed in any other way, then three Business Days after mailing, as follows:

If to Buyer (or the Company after the Closing):

Westrock Coffee Company, LLC

100 River Bluff Drive, Suite 210

Little Rock, AR 72202

Attention: General Counsel

Email: chris@westrockcoffee.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Fax: (212) 403-2000

Attention: Brandon C. Price

Email: BCPrice@wlrk.com

If to Seller (or the Company prior to the Closing):

Cott Corporation

Corporate Center III

4221 W. Boy Scout Blvd., Suite 400

Tampa, FL 33607

Attention: Chief Legal Officer

Email: mpoe@cott.com

with a copy (which shall not constitute notice) to:

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Attention: Matthew H. Meyers; Adam S. Weinstock

E-mail: matthew.meyers@dbr.com; adam.weinstock@dbr.com

or to such other address as any party hereto shall notify the other parties hereto (as provided above) from time to time.

10.2	Exhibits and Schedules.

For all purposes of this Agreement, any matter that is disclosed in a particular Schedule to this Agreement shall be deemed to have been included in the other Schedules, notwithstanding the omission of a cross reference thereto, so long as the relevance of such matter to such other Schedules is reasonably apparent on its face. Matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be set forth on the Schedules, and any such additional matters are for informational purposes only and do not necessarily include other matters of a similar nature. Disclosure of any fact or item in any Schedule shall not necessarily mean that such fact or item is material to Seller or the Company individually or taken as a whole. The information contained in the Schedules is disclosed solely for purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any agreement or obligation.

10.3	Time of the Essence; Computation of Time.

Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York City, New York are authorized or required to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

10.4	Expenses.

Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided herein, each party hereto shall pay its own Expenses incurred in connection with this Agreement and the transactions contemplated herein; provided that Buyer shall be responsible for the filing fees for any filing required by the HSR Act pursuant to Section 6.3 and financing efforts pursuant to Section 6.12. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party hereto or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

10.5	Tax Matters.

(a) Tax Cooperation. Seller and Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Tax Contests or other audit, investigation, claim or proceeding relating to Taxes. Seller and Buyer shall reasonably cooperate with each other in the conduct of any Third Party Claim or other audit, investigation, claim or proceeding involving or otherwise relating to the Company (or the income or assets of the Company) with respect to any Tax. Any information obtained under this Section 10.5(a) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Third Party Claim or other audit, investigation, claim or proceeding relating to Taxes. Notwithstanding the foregoing provisions of this Section 10.5(a), neither Seller nor Buyer will be required to provide any consolidated U.S. federal income (or analogous state or local) Tax Returns (or portion thereof), except to the extent such Tax Return (or portion thereof) relates to the Company.

(b) Tax Returns.

(i) Seller will prepare and file, or cause to be prepared and filed, any U.S. federal (and analogous state and local) consolidated, combined or unitary Tax Returns for any groups that include both (A) the Seller or a member of the Seller Group and (B) the Company. Seller shall be responsible for and shall timely pay all Taxes due and payable (including as a result of any audit or other Tax proceeding) with respect to any Tax Returns described in the preceding sentence. Seller and the Buyer acknowledge and agree that, consistent with Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1), the Company shall cease to be a member of the affiliated group of corporations of which Seller is the common parent for purposes of filing a consolidated U.S. federal income Tax Return at the end of the day on the Closing Date.

(ii) Except as otherwise provided in Section 10.5(b)(i), Buyer will prepare and file, or cause to be prepared and filed, all Tax Returns of the Company required to be filed on or after the Closing Date. Until such time as the Actual Adjustment has been finally determined under Section 2.3(d), (a) all such Tax Returns that relate to a Pre-Closing Tax Period or a Straddle Period shall, solely to the extent that any position reflected thereon could affect the Actual Adjustment, be prepared and filed in a manner consistent with past practices except to the extent otherwise required by Law, (b) Buyer shall provide any such Tax Returns that relate to a Pre-Closing Tax Period or Straddle Period to Seller for its review at least 30 days (or, in the case of Tax Returns due within 30 days after the Closing Date, at least 10 days) prior to the date such Tax Return is required to be filed (taking into account any extensions) and (c) Buyer shall consider in good faith any reasonable comments made by Seller with respect to any Pre-Closing Tax Periods (including the relevant portion of any Straddle Periods) reflected thereon.

(c) Transfer Taxes. Notwithstanding any provision of this Agreement to the contrary, one half of all Transfer Taxes imposed upon the purchase and sale of the Shares shall be paid by Buyer, and one half by Seller. Buyer shall, at its own expense, file or cause the Company to file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes; provided that if Seller is required to file any such Tax Return under applicable Law, then Seller shall, at its own expense, file such Tax Return. Buyer and Seller will reasonably cooperate with one another in the preparation and filing of such Tax Returns and to minimize or eliminate any Transfer Taxes. For purposes of this Agreement, “Transfer Taxes” shall mean transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer Taxes).

(d) Post-Closing Actions. Buyer covenants that, except as contemplated by this Agreement, it (i) shall not and shall not cause or permit the Company to (A) make or file an election to carry back any losses to any Pre-Closing Tax Period for U.S. federal (or applicable state) income Tax purposes, or (B) take any action on the Closing Date after the Closing outside the ordinary course of business, and (ii) shall cause the Company to make and/or join with Seller in the making of any Tax elections requested by Seller if the making of such election does not have an adverse impact on Buyer or any of its Affiliates (including, after the Closing, the Company).

(e) Tax Sharing Agreements. Effective as of the Closing, any and all tax sharing or allocation agreements or arrangements to which the Company is a party (other than any Commercial Tax Agreements or agreements or arrangements between the Company and a party other than a member of the Seller Group) shall be terminated such that none of Buyer or the Company shall have any further liability thereunder.

(f) Tax Contests. Buyer and the Company, on the one hand, and Seller, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits, proceedings or similar events involving a Governmental Authority with respect to any U.S. federal (or analogous state or local) consolidated, combined or unitary Tax Return (or Taxes relating thereto) of the Company and one or more members of the Seller Group (any such inquiry, claim, assessment, audit, proceeding or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not relieve such other party of any liability with respect to such Tax Contest. Seller shall have control of the conduct of all Tax Contests, including any settlement or compromise thereof; provided that the Buyer shall be permitted to participate, with counsel of its own choice and at its own expense, in the defense of any Tax Contest to the extent permitted by applicable Law and the applicable Governmental Authority. This Section 10.5(f) shall control in lieu of Section 9.3 to the extent of any conflict between them. For the avoidance of doubt, Buyer shall have the exclusive right to control all inquiries, claims, assessments, audits, proceedings or similar events involving a Governmental Authority with respect to any Taxes of the Company other than any Tax Contest, insofar as Seller will not be liable to indemnify Buyer with respect to any such matters.

10.6	Governing Law.

This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and enforced in accordance with, the internal laws of the State of New York, including its statutes of limitations, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction).

10.7	Assignment; Successors and Assigns; No Third Party Rights.

Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment without such consent shall be null and void; provided that Buyer may collaterally assign its rights hereunder to any lender or debt financing source without the consent of any other party, but no such assignment will relieve Buyer of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Except as set forth in Sections 6.6, 9.2 and 10.16 and 10.20 hereof, this Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors and assigns, any legal or equitable right, remedy or claim hereunder.

10.8	Counterparts.

This Agreement may be executed in multiple counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or portable document format shall be effective as delivery of an executed counterpart to this Agreement.

10.9	Electronic Delivery.

This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a telecopier machine or electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the reasonable request of any party to this Agreement or to any such other agreement or instrument, each other party or thereto will re-execute original forms thereof and deliver them to all other parties. No party to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

10.10	Titles and Headings.

The titles, captions, headings and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

10.11	Entire Agreement.

This Agreement, including the Exhibits and Schedules attached hereto, the other Transaction Documents and the Confidentiality Agreement, constitute the entire agreement among the parties with respect to the matters covered hereby and supersedes any and all previous and contemporaneous written, oral or implied understandings among them with respect to such matters.

10.12	Severability.

The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

10.13	Exclusive Remedy.

The parties hereto acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, from and after the Closing, except (a) as set forth in Section 10.14, (b) in the case of Fraud, (c) for any recourse of the Buyer Indemnitees to the insurer under the R&W Insurance Policy and (d) as expressly provided in this Agreement and the other Transaction Documents, the indemnification provisions of ARTICLE IX shall be the sole and exclusive remedies of Seller and Buyer, respectively, and their respective Affiliates, for any losses, liabilities, claims, fines, deficiencies, damages, Taxes, payments, penalties and reasonable attorneys’ and accountants’ fees and disbursements (including any such losses, liabilities, claims, fines, deficiencies, damages, Taxes, payments, penalties and attorneys’ and accountants’ fees and disbursements from claims for breach of contract, warranty, tortious conduct (including negligence) and whether predicated on common law, statute, strict liability, or otherwise) that each party (or its Affiliates) may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction Documents or the other transactions contemplated by this Agreement or the other Transaction Documents.

10.14	Specific Performance.

(a) Each of the parties hereto acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any party, money damages may be inadequate and the non-breaching party would be irreparably damaged and may have no adequate remedy at Law. Accordingly, the parties agree that such non-breaching party shall have the right, in addition to any other rights and remedies existing in its favor at Law or in equity, to enforce its rights and the other party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, temporary, preliminary, and permanent injunctive and/or other equitable relief to prevent breaches or threatened breaches of any of the provisions of this Agreement and, subject to Section 10.14(b), to cause Buyer to consummate the transactions contemplated by this Agreement and to cause Buyer to fund and pay all amounts required to be paid by Buyer under this Agreement at the Closing and in connection with the consummation of the transactions contemplated by this Agreement; provided under no circumstances shall Seller or the Company be permitted or entitled to receive both a grant of specific performance resulting in the consummation of the transactions contemplated hereby and the payment of the Buyer Termination Fee (or monetary damages of any kind). Each party to this Agreement hereby waives the defense in any such suit that the other parties to this Agreement have an adequate remedy at law, and hereby waives any requirement to post any bond in connection with obtaining such relief.

(b) Notwithstanding anything in this Agreement to the contrary, the parties agree that Seller shall be entitled to specific performance of Buyer’s obligation to cause the Cash Equity to be funded and to effect the Closing, if and only if (i) all conditions in Sections 7.1 and 7.2 have been satisfied or waived by Buyer (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction of such conditions at such time), (ii) Buyer has failed to consummate the Closing in breach of Section 2.2, (iii) Seller has irrevocably confirmed in writing to Buyer that when specific performance is granted and the Cash Equity and Debt Financing are funded, the Closing will occur pursuant to Section 2.2 and (iv) the proceeds of the Debt Financing are available to Buyer (or will be available at the Closing if the Cash Equity is funded at the Closing) on the terms set forth in the Debt Commitment Letter.

10.15	Submission to Jurisdiction; Waiver of Jury Trial; Attorneys’ Fees.

(a) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY SHALL BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE SOUTHERN DISTRICT OF NEW YORK OR THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK COUNTY, NEW YORK, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING). EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.15(b).

10.16	Legal Representation.

(a) Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that (i) Drinker Biddle & Reath LLP (“Drinker Biddle”) may represent the Seller Group, on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this

Agreement, the other agreements contemplated hereby and the consummation of the transactions contemplated hereby and thereby (such representation, the “Current Representation”), and (ii) Drinker Biddle may represent Seller, any and all other members of the Seller Group or any director, member, partner, officer, employee or Affiliate of the Seller Group in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, notwithstanding the Current Representation (or any continued representation of the Company) and even though the interests of such Person(s) may be directly adverse to Buyer, the Company and their respective Affiliates, and each of Buyer and the Company on behalf of itself and the other Waiving Parties hereby consents thereto and waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto.

(b) Each of Buyer and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Seller Group and their counsel, including Drinker Biddle, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing (including, for the avoidance of doubt, all of the client files and records in the possession of Drinker Biddle related thereto), shall be deemed to be attorney-client privileged communications between the Seller Group and such counsel that belong to the Seller Group and the attorney-client privilege and the expectation of client confidence belongs to, and shall be controlled by, the Seller Group and will not pass to or be claimed by Buyer, the Company or any of the Waiving Parties. From and after the Closing, each of Buyer and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Drinker Biddle and the Company or any Person in the Seller Group occurring during the Current Representation.

(c) None of Buyer, the Company or any of the Waiving Parties or any Person purporting to act on behalf of or through Buyer, the Company or any of the Waiving Parties, will access or seek to obtain access to any such communications, or to the files of Drinker Biddle relating to the Current Representation, in each case with the intent to compromise the attorney-client privilege of such communications or files. Drinker Biddle shall not have any duty whatsoever to reveal or disclose any such attorney-client communications or files to any of Buyer, the Company or any of the Waiving Parties by reason of any attorney-client relationship between Drinker Biddle and the Company or otherwise..

(d) This Section 10.16 is intended for the benefit of, and shall be enforceable by, Drinker Biddle. This Section 10.16 shall be irrevocable, and no term of this Section 10.16 may be amended, waived or modified without the prior written consent of Drinker Biddle.

10.17	Mutual Drafting; Certain Understandings.

Each of the parties is a sophisticated legal entity or Person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. The parties hereto have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any Laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The parties agree that prior drafts of this Agreement and the documents referred to herein will be deemed not to provide any evidence as to the meaning of any provision hereof or the intent of the parties with respect hereto and that such drafts will be deemed joint work product of the parties. The parties have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement; and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. The parties agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement will govern and control.

10.18	Failure or Indulgence Not Waiver.

No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

10.19	Amendments.

This Agreement may be amended, modified and supplemented by a written instrument authorized and executed on behalf of the parties hereto at any time with respect to any of the terms contained herein; provided that any of the terms or provisions of this Agreement may be waived in writing at any time by the party that is entitled to the benefits of such waived terms or provisions.

10.20	Financing Parties.

Notwithstanding anything in this Agreement to the contrary, each party hereto, including Seller on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to the Financing, the Commitment Letters or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Parties in any way arising out of or relating to the Financing, the Commitment Letters or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that, subject to the rights of the Buyer under the Debt Commitment Letters, none of the Financing Parties will have any liability to any of the parties hereto, and none of the parties hereto, nor any of their respective Affiliates shall have any rights, claims or causes of action against any of the Financing Parties, relating to or arising out of this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and any such claims, rights and causes of action are waived, disclaimed and released in full, and (g) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 10.20, and that such provisions and the related definitions, including the definition of “Financing Parties” shall not be amended in any manner adverse to the Financing Parties without the prior written consent of the Financing Entities.

* * * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed as of the day and year first above written.

BUYER:	WESTROCK COFFEE COMPANY, LLC

	By:	/s/ Scott T. Ford
	Name:	Scott T. Ford
	Title:	President & Chief Executive Officer:

SELLER:	COTT HOLDINGS, INC.

	By:	/s/ Jay Wells
	Name:	Jay Wells
	Title:	Chief Financial and Administrative Officer

COMPANY:	S. & D. COFFEE, INC.

	By:	/s/ Jay Wells
	Name:	Jay Wells
	Title:	Chief Financial and Administrative Officer

Solely for purposes of Section 6.18:

PARENT:	COTT CORPORATION

	By:	/s/ Jay Wells
	Name:	Jay Wells
	Title:	Chief Financial and Administrative Officer

[Signature Page to Stock Purchase Agreement]